As filed April 24, 1998

                                                               File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             --------------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             --------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                              NC Enterprises, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
             -----------------------------------------------------
                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
             ------------------------------------------------------
                                Teresa S. Madden
                            Controller and Secretary
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                    (Name and address of agents for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         James D. Albright, Esq.                   William T. Baker, Jr., Esq.
         William M. Dudley, Esq.                   Reid & Priest LLP
         New Century Energies, Inc                 40 West 57th Street
         1225 17th Street, Suite 600               New York, New York 10019
         Denver, Colorado 80202-5533


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Item 1. Description of Proposed Transaction.

         1.1. Background. New Century Energies, Inc. ("NCE") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Public Service Company of Colorado ("PSCo"), a wholly-owned public-utility subsidiary of NCE, provides electric and retail natural gas service primarily in the Denver and Front Range metropolitan areas. Through PSCo and certain existing non-utility subsidiaries, NCE also engages in activities related to the supply, transportation and storage of natural gas in Colorado and Wyoming, including the provision of transportation services to nonassociate utilities.1 NC Enterprises, Inc. ("Enterprises"), a wholly-owned non-utility subsidiary of NCE, serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments.2

         NCE, PSCo and Enterprises are now seeking authorization for various transactions, as described below, relating to the joint development and ownership by PSCo and Enterprises and certain nonassociated companies of gas transportation and related facilities. In furtherance of such joint undertaking, PSCo and Enterprises have agreed with Colorado Interstate Gas Company ("CIG"), Wyoming Interstate Company ("WIC") and CIG Resources Company ("CIGR"), all of which are direct or indirect subsidiaries of The Coastal Corporation, to undertake the following transactions: (1) Enterprises and CIG Gas Supply Company ("CIGGS") will form and acquire the equity securities of and provide other funding to WYCO Development LLC ("WYCO"), a non-utility company formed for the purpose of facilitating the transactions described herein;3 (2) PSCo will construct the Front Range Pipeline (as described in item 1.3.1, below) and WIC will construct the Powder River Lateral Expansion (as described in item 1.3.2, below) (collectively, the "Facilities"); (3) WYCO will purchase the Facilities from PSCo and WIC upon completion of construction; and (4) WYCO will lease the Front Range Pipeline back to PSCo and the Powder River Lateral Expansion back to WIC under separate but substantially identical long-term lease agreements.

         1.2 Acquisition of Equity Securities of WYCO. Enterprises requests authority to acquire the equity securities of WYCO, a Colorado limited liability company formed by Enterprises and CIGGS to facilitate the transactions described herein. The membership interests
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         1   See New Century Energies,  Inc.,  Holding Co. Act Release No. 26748
(Aug.1, 1997), 65 SEC Docket at 278. West Gas InterState, Inc. ("WGI"), a non-utility gas pipeline subsidiary of NCE, transports gas from the PSCo gas system to Cheyenne Light, Fuel and Power Company, an associate company. e prime, inc. ("e prime"), also a non-utility subsidiary of NCE, holds investments in pipeline and underground gas storage businesses.

         2   Id. at 282.
         3 As described in greater detail in item 1.3, the Facilities to be acquired and owned by WYCO will consist of interstate and intrastate pipelines, compressors and associated equipment that will be used by PSCo and WIC to transport gas to their respective markets and not to distribute gas at retail. Accordingly, WYCO will not be a "gas-utility company" within the meaning of
Section 2(a)(4) of the Act.

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in WYCO  will be  owned  50% by  Enterprises  and 50% by  CIGGS.  The  Operating
Agreement governing WYCO shall be in substantially the form of Exhibit A hereto. Under the Operating Agreement, Enterprises and CIGGS will have equal voting rights with respect to the management of the business of WYCO and will share equally in all costs and revenues of WYCO, except as specifically provided herein. WYCO shall be managed by a management committee ("Management Committee")
that  will   initially   consist  of  one   representative   and  one  alternate
representative of each of the members. Decisions of the Management Committee shall be made by the unanimous vote of the representatives of the members, with certain exceptions.

         Enterprises' total investment in WYCO is estimated not to exceed $26 million. Such investment would be in the form of Enterprises' initial capital contribution to WYCO and subsequent cash contributions, open account advances, or loans, or any combination thereof, to WYCO. At present, NCE proposes to provide Enterprises with the funds needed by Enterprises to fulfill its obligations under the Operating Agreement. NCE will derive the funds needed for such purpose from securities issuances (including issuances of guarantees) authorized in separate proceedings4 and from other internally-generated sources of cash.5

         1.3 Description of Facilities. PSCo and WIC have agreed to construct the Facilities, which are generally described as follows:

                  1.3.1 Front Range Pipeline.  PSCo shall undertake construction of approximately 53-miles of 24-inch diameter natural gas pipeline extending from an interconnection with PSCo's Chalk Bluffs measurement and compression facilities, located just south of the Colorado-Wyoming border near Rockport, Colorado, to an interconnection with PSCo's existing 24-inch pipeline adjacent
to  PSCo's  Fort  St.  Vrain  gas-fired  electric   generating   station,   near
Platteville, Colorado (the "Front Range Pipeline"). The Front Range Pipeline will be designed initially to create additional transportation capacity from the
Rockport/Chalk   Bluffs   interconnection  to  the  Platteville/Fort  St.  Vrain
interconnection of approximately 269,000 dekatherms (Dth) per day. CIG and WIC shall cause the construction of all necessary taps and metering facilities on their respective pipeline systems and new CIG and WIC interconnections with PSCo at Rockport to accommodate the full initial design capacity from either WIC's or CIG's pipeline system. CIG and WIC shall be responsible for the design and capital costs associated with these related facilities. In order to support and maintain the initial design capacity of 269,000 Dth per day on the Front Range Pipeline, CIG, WIC and PSCo shall enter into a facilities interconnection agreement wherein WIC and CIG shall agree to provide pressures sufficient to effect delivery into the Front Range Pipeline. PSCo shall cause the construction of all necessary facilities on PSCo's pipeline system upstream of the Front Range Pipeline to
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         4   In this connection, the Commission has authorized the NCE system to undertake various financings in File No. 70-9007.
         5   Alternatively, as discussed below, WYCO may seek to project finance the cost of the facilities on an initial or refinance basis. Such financing would be done on a basis consistent with Rule 52(b).

                                        3

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accommodate  the initial  design  capacity.  The estimated cost to construct the
Front Range Pipeline is approximately $25 million.

           PSCo has filed an application with the Colorado Public Utilities Commission ("CPUC") requesting a certificate of public convenience and necessity to construct the Front Range Pipeline, as well as approval for the related financing transactions that are described below. (See Exhibit D hereto). PSCo is seeking authority from the CPUC to commence construction of the Front Range Pipeline by May 23, 1998,6 so that it may complete construction and place the Front Range Pipeline in service by November 1, 1998, in time for the 1998-1999 winter heating season. As stated in PSCo's application to the CPUC, the Front Range Pipeline is necessary for operational reasons to alleviate capacity constraints on its northern Front Range system. The Front Range Pipeline will enable PSCo to expand its delivery capacity and provide it and its transportation customers with access to several interstate pipelines that intersect at the Chalk Bluffs "hub,"7 which, in turn, will provide PSCo and its customers with much improved access to upstream gas supplies in production areas and supply basins in the Rocky Mountain Region. Such improved access to upstream gas supplies should lead to lower priced supplies of gas becoming available to the Front Range market.

                  1.3.2 Powder River Lateral Expansion. WIC has agreed to install and construct equipment and facilities designed to provide approximately 7400 nameplate horsepower of compression to be located near Laramie and Cheyenne, Wyoming ("Phase I"), for the purpose of expanding the WIC capacity into Powder River and expanding that portion of its existing capacity from
Laramie to Cheyenne, Wyoming. Subsequently, depending on future market conditions, WIC may install and construct equipment and facilities designed to supply approximately 4700 nameplate horsepower of additional compression at Laramie and approximately 100 miles of 16-inch pipeline that would loop CIG's existing Powder River Lateral terminating at the Laramie compressor station ("Phase II"), for the purpose of further expanding such WIC capacity (together, the Phase I and Phase II expansions are referred to as the "Powder River Lateral Expansion"). The planned in-service date of the Phase I expansion is November 1, 1998, and, depending on market conditions, the anticipated in-service date of the Phase II expansion is October 1, 1999.

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         6    Under the current  procedural  schedule in the CPUC  proceeding, the CPUC should issue its decision on PSCo's application by June 1, 1998.
         7    Hubs are formed at locations where several interstate pipelines meet, or intersect, and function as the physical transfer points between the intersecting pipelines where shippers (i.e., buyers and sellers) and traders can buy, sell, exchange or trade gas or pipeline capacity or other "unbundled" services (e.g., temporary storage or parking or loaning of gas). At the Chalk Bluffs hub, PSCo would have access to transportation (and thus upstream gas supplies) on the CIG and WIC pipelines, as well as on the pipeline facilities of Williams Natural Gas Company, Trailblazer Pipeline Company, KN Interstate Gas Transmission Company and WestGas InterState, Inc.

                                        4

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         Phase I of the Powder  River  Lateral  Expansion  will be  designed  to create additional transportation capacity on the WIC pipeline system of 49,000 Dth per day and, subject to future market conditions, Phase II would be designed to create additional transportation capacity on the WIC pipeline system of 120,000 Dth per day between the point of interconnection of the Powder River
Lateral with the pipeline system of MIGC, Inc., an interstate pipeline subsidiary of Western Gas Resources, Inc., and the terminus of the WIC pipeline at the Chalk Bluffs hub. These facilities will provide PSCo and other customers of WIC with access to additional transportation capacity into the Chalk Bluffs hub, which, in turn, will provide improved access to upstream gas supplies. The estimated cost to construct Phase I of the Powder River Lateral Expansion is $16 million and the estimated cost to construct Phase II, based on currently anticipated facilities, would be $28 million.

         1.4 Sale of the Facilities to WYCO. Upon the completion of construction, PSCo proposes to sell the Front Range Pipeline to WYCO for an amount equal to the actual total cost incurred by PSCo, as accounted for in accordance with the "Gas Plant Instructions" of the Uniform System of Accounts, 18 C.F.R. Part 201, plus an allowance for funds used during construction ("AFUDC") that is based on a capitalized cost of money equal to the lesser of PSCo's applicable AFUDC rate or the CPUC-authorized rate of return on rate base during the period of time when the facilities are under construction and prior to the time when placed in service.

         Likewise, upon completion of construction of Phase I of the Powder River Lateral Expansion, WIC will sell a 100% interest in the Phase I facilities to WYCO, and, if market conditions justify construction of the Phase II of the Powder River Lateral Expansion, WIC will sell an approximately 32% undivided interest in the completed Phase II facilities to WYCO, in each case at WIC's actual total cost. The parties intend that WYCO's investment in the Front Range Pipeline and the Powder River Lateral Expansion facilities shall be equal. To achieve this result, the percentage undivided interest in the Phase II facilities to be conveyed to WYCO will be adjusted, if necessary, so that WYCO's total investment in the Powder River Lateral Expansion facilities (i.e., Phase I and Phase II combined) will be equal to WYCO's investment in the Front Range Pipeline. In the event that Phase II of the Powder River Lateral Expansion is ultimately not constructed as planned, then WYCO shall be provided an opportunity to invest in the next expansion of the CIG or WIC pipeline systems serving the Denver area, and any subsequent expansions, in an amount that causes the total investment of WYCO in the WIC and CIG expansions to be equal to the total investment of WYCO in the Front Range Pipeline facilities.

         1.5 The Facilities Leases. Concurrently with the purchase from PSCo of the Front Range Pipeline, PSCo and WYCO will enter into a facilities lease (the "Front Range Pipeline Lease") under which WYCO will lease the Front Range Pipeline facilities back to PSCo. Likewise, concurrently with the purchase from WIC of the Phase I facilities of the Powder River Lateral Expansion, WIC and WYCO will also enter into a facilities lease (the "Powder River Lateral Expansion Lease") under which WYCO will lease such interest in the Powder River

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Lateral  Expansion back to WIC. A similar lease arrangement will be entered into between WYCO and WIC concurrently with WIC's transfer to WYCO of an undivided interest in the Phase II facilities.

         The initial term of both of the Facilities Leases will be 30 years. Each Facilities Lease will be a "net" lease under which PSCo and WIC, as the case may be, will be solely responsible for operations, maintenance, repair, taxes (other than income taxes) and other costs of the leased facilities. Upon expiration of the Facilities Leases, the Front Range Pipeline and Powder River Lateral Expansion facilities will be sold back to PSCo and WIC, respectively, at the net book cost. The Front Range Pipeline Lease is subject to review and approval by the CPUC, and the Powder River Lateral Expansion Lease is subject to review and approval by the Federal Energy Regulatory Commission ("FERC").

                  1.5.1 The Front Range Pipeline  Lease.  Under the terms of the
Front Range Pipeline Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the CPUC.8 In the event that WYCO makes payment of property taxes on the Front Range Pipeline, PSCo would be obligated to reimburse WYCO for such amounts. PSCo shall be obligated to operate the Front Range Pipeline in accordance with accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its CPUC gas tariff. PSCo shall obtain all necessary governmental approvals including a certificate of public convenience and necessity from the CPUC for authorization to construct and operate the Front Range Pipeline and to provide the additional transportation services created thereby with a proposed in-service date of November 1, 1998.

         The Front Range Pipeline Lease shall be in substantially the form of Exhibit B-1 hereto.

                  1.5.2 The Powder River Lateral Expansion Lease. Under the terms of the Powder River Lateral Expansion Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the FERC. In the event WYCO makes payment of property taxes on the Powder River Lateral Expansion facilities, WIC will be obligated to reimburse WYCO for such amounts. WIC will be obligated to operate the leased facilities in accordance with accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its FERC gas tariff. WIC, and, to the extent necessary, WYCO, shall obtain all necessary governmental approvals including a certificate of public convenience and necessity from the FERC for authorization to construct and operate the Powder River Lateral Expansion and to provide the additional transportation services created thereby with proposed in-service
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        8   Because the lease payments under the Front Range Pipeline Lease will be based on and track the depreciation rates, rate of return on rate base, capital structure and income tax factors used by the CPUC to develop gas service
rates  for  PSCo,   PSCo's  customers  will  be  economically   neutral  to  the
sale/leaseback transaction.

date of November 1, 1998 for Phase I and a proposed in-service date of October 1, 1999 for Phase II, market conditions permitting.

         The Powder River Lateral Expansion Lease shall be in substantially the same form of Exhibit B-2 hereto.

         1.6 Other Matters. WYCO has no current plan to seek third-party financing. However, in the future, WYCO may seek to finance or refinance a portion of the cost of the Facilities through borrowings from banks or other institutional lenders. In the event that any such borrowings are made by WYCO, it is anticipated that the proceeds thereof would be distributed to Enterprises and CIGGS as a return of capital. Any such debt securities would be secured solely by the assets of WYCO, including the rental payments under the two Facilities Leases. The Applicants believe that the issuance of bonds, notes or other evidence of indebtedness by WYCO for the purpose of financing its business, as described in this Application or Declaration, and the granting of security therefor, would be exempt from the requirements of the Act pursuant to Rule 52(b). WYCO will report any issuance of indebtedness on Form U-6B-2.

         In accordance with its existing authorization,9 New Century Services, Inc. ("NC Services"), a service company subsidiary of NCE, may agree to provide certain categories of administrative, management, and technical services to WYCO, in which case NC Services and WYCO would enter into the standard NCE system service agreement. CIG, WIC, or CIGR may also from time to time render services to WYCO . Prior to providing any such services to WYCO, these companies would file with the Commission a statement on Form U-13E-1.


Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000.


Item 3.  Applicable Statutory Provisions.

         3.1 Sections 9(a) and 10 of the Act are applicable to NCE's and Enterprises' direct or indirect acquisition of the limited liability company membership interests of WYCO and to WYCO's acquisition of the Facilities.
Section 12(f) of the Act and Rule 43 thereunder are deemed applicable to the sale of the Front Range Pipeline by PSCo to WYCO. Sections 9(a), 10 and 12(f) and Rule 43 are deemed applicable to the lease of the Front Range Pipeline by WYCO
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         9   See New Century Energies, Inc., supra n. 1, 65 SEC Docket at 282.

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to PSCo and  Sections  9(a) and 10 are  deemed  applicable  to the  lease of the
Powder River Lateral Expansion facilities by WYCO to WIC.

         The issuance and sale of debt securities by WYCO for the purpose of financing its business are subject to Sections 6(a) and 7 of the Act, but are considered exempt thereunder pursuant to Section 6(b) and Rule 52(b).

          Future investments by Enterprises in WYCO in the form of loans, cash contributions or open account advances to finance WYCO's ongoing business, including any expansions of the Facilities, would be subject to Section 9(a) and 10 or Section 12(b) and Rule 45, as applicable, but will be exempt pursuant to Rule 52 or Rule 45(b), as applicable.

                  3.1.1 Standards of Approval under Section 10. The transactions proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). In this case, the requirements of Section 10(f) will be met upon the approval of PSCo's application to the CPUC, and there is no basis for the Commission to make any negative findings under Section 10(b).

         As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public-utility systems.10 Further, the Commission may permit the retention by a registered holding company of an interest in any non- utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.11

         As previously described, the Front Range Pipeline is designed to transport gas into PSCo's service territory for ultimate consumption by end-use customers served off of PSCo's gas distribution system, including fuel for PSCo's electric generation facilities. Substantially all of the capacity associated with this facility will be used to support PSCo's retail gas utility and electric utility operations. The Powder River Lateral Expansion facilities are also designed to
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         10   In its order approving the  formation  of NCE,  supra  n. 1,  the
Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.
         11   See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070),
aff'd 444 F.2d 913 (D.C. Cir. 1971).

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provide PSCo and other customers of WIC with greater access to upstream  sources of gas supply. In the past, the Commission has held that investments in similar kinds of fuel and fuel transportation facilities meet the standards of Section 11(b)(1).12

                  3.1.2 Rule 54 Analysis. The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public- utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities(including any guarantees) to finance an acquisition of an EWG or FUCO.

         Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire")13 and Independent Power Corporation plc ("IPC"), is currently equal to 50.9% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 1997. At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a).

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         12 As indicated,  supra n. 1, in its order  authorizing the creation of
NCE, the Commission permitted NCE to retain interests in certain non-utility gas-related operations of WGI and e prime. See also Central and South West Corporation, Holding Co. Act Release No. 14555 (December 28, 1961) (approving acquisition of the stock of a gas pipeline company by a registered electric utility holding company); and Conectiv, Inc., 66 SEC Docket 1260 (February 25,
1998) (authorizing new registered electric utility holding company to retain interest in a gas supply and storage company as being functionally related to holding company's secondary gas distribution system). Further, Commission orders approving investments by registered electric utility holding companies in fuel and fuel related activities (including fuel transportation) were cited as precedents for including such activities among those that "energy-related companies," as defined in Rule 58(b), may engage.

         13 In a separate proceeding (File No. 70-8787), PSCo is proposing to transfer to Enterprises all of the common stock of New Century International, Inc. ("NCI"), a wholly-owned subsidiary of PSCo through which PSCo holds, indirectly, a 50% interest in Yorkshire. Upon completion of such transfer, Enterprises intends to file with the Commission a Notification of Foreign Utility Company Status on Form U-57 on behalf of Yorkshire.

         However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through a non-utility subsidiary of Enterprises, in natural gas transportation and compression facilities that will provide additional natural gas supply and transportation capacity needed by PSCo in connection with the conduct of its domestic natural gas distribution and electric utility operations. All aspects of the transactions described herein, as they relate to PSCo (including construction of the Front Range Pipeline and the related sale/leaseback transaction) are subject to the review of and approval by the CPUC.

         Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. (See Financial Statements F-3 and F-4, showing, on a pro forma basis, the consolidated capitalization and income of NCE). NCE believes that the capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.


Item 4.  Regulatory Approvals.

         The construction of the Front Range Pipeline and the sale and leaseback thereof by PSCo pursuant to the Front Range Pipeline Lease are subject to the jurisdiction of the CPUC.14 No other state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions insofar as they concern any of the Applicants.15


--------
         14 On March 9, 1998, KN Wattenberg Transmission Limited Liability Company ("KN Wattenberg") filed a complaint with the FERC against NCE, PSCo, Enterprises, WYCO, CIG, WIC and others alleging, among other things, that the FERC should assert jurisdiction over the Front Range Pipeline project. KN Wattenberg Transmission Limited Liability Company v. Public Service Company of Colorado, et al., Docket No. CP98-271. KN Wattenberg, an affiliate of KN Energy, Inc., has filed an application with the FERC to construct and operate a pipeline along a similar route and in competition with the Front Range Pipeline. On April 13, 1998, NCE and PSCo, along with other named respondents, filed their answer and motion to dismiss the complaint.

         15 FERC has jurisdiction under the Natural Gas Act of 1938, as amended, over the construction, sale and leaseback of the Powder River Lateral Expansion by WIC, an interstate pipeline company.

Item 5.  Procedure.

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


Item 6.  Exhibits and Financial Statements.

         A.   -   Exhibits.

                  A Form of Limited Liability Company Operating Agreement of WYCO Development LLC. (to be filed by amendment).

                  B-1   Form of Front Range Pipeline Lease Agreement.

                  B-2   Form of Powder River Lateral Expansion Lease Agreement.

                  D-1 Application of Public Service Company of Colorado to The Public Utilities Commission of the State of Colorado (Docket No. 97A-622G).

                  D-2 Order of The Public Utilities Commission of the State of Colorado. (To be filed by amendment).

                  F     Opinion of Counsel. (To be filed by amendment).

                  H     Proposed Form of Federal Register Notice.

                  27.A  Financial Data Schedule Per-Book NCE

                  27.B Financial Data Schedule Pro Forma NCE (Confidential Treatment Requested)

         B.       Financial Statements.

                  1.1 Balance Sheet of NCE and consolidated subsidiaries, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1997) (File No. 1-12927).

                  1.2 Statement of Income of NCE and consolidated subsidiaries, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1997) (File No.
                           1-12927).

                  1.3 Pro Forma Capitalization of NCE and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104).

                  1.4      Pro Forma Income  Statement  of NCE and  consolidated
                           subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104).

                  2.1 Balance Sheet of PSCo and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280)).

                  2.2 Statement of Income of PSCo and subsidiaries, consolidated, for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280)).

                  2.3 Pro Forma Capitalization of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

                  2.4 Pro Forma Income Statement of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

                  3.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Application/Declaration on Form U-1 in File No. 70-9193 (Exhibit 3.1)).

                  3.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Application/ Declaration on Form U-1 in File No. 70-9193 (Exhibit 3.2)).

                  3.3 Pro Forma Capitalization of NC Enterprises and consolidated subsidiares after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

                  3.4 Pro Forma Income Statement of NC Enterprises and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

Item 7.  Information as to Environmental Effects.

         None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                             NEW CENTURY ENERGIES, INC.
                                             PUBLIC SERVICE COMPANY OF
                                                    COLORADO
                                             NC ENTERPRISES, INC.



                                    By:      /s/ Richard C. Kelly
                                             Name:  Richard C. Kelly
                                             Title: Executive Vice President,
                                                    Chief Financial Officer of
                                                    New Century Energies, Inc.;
                                                    Executive Vice President of
                                                    Public Service Company of
                                                    Colorado;
                                                    Executive Vice President of
                                                    NC Enterprises

Date:    April 24, 1998

                                                                    Exhibit B-1

                                LEASE AGREEMENT



                                    Between



                              WYCO DEVELOPMENT LLC



                                      and



                       PUBLIC SERVICE COMPANY OF COLORADO



                              Dated: _____________

                                     INDEX
                                    Page -i-

                                                                        Page No.

ARTICLE I - FRONT RANGE PIPELINE                                             1

ARTICLE II - TERM                                                            1

ARTICLE III - EXPANSIONS, IMPROVEMENTS AND ADDITIONS                         2

ARTICLE IV - TERMINATION                                                     2

ARTICLE V - OPERATION AND MAINTENANCE OF FRONT RANGE PIPELINE

      5.1   Operation and Maintenance By PSCo                                2
      5.2   Compliance With Codes And Regulations                            2
      5.3   Environmental Policy                                             3
      5.4   Right Of Ingress And Egress By WYCO                              3

ARTICLE VI - ACCOUNTING                                                      3

ARTICLE VII - RENT

      7.1   Rent Computation                                                 4
      7.2   Calculation of Rent for Partial Periods                          5
      7.3   Payment Date                                                     5
      7.4   Regulatory Changes Affecting Rent                                5

ARTICLE VIII - WYC'S PROPERTY OBLIGATION                                     5

ARTICLE IX - WYCO'S COVENANTS                                                6

ARTICLE X - AD VALOREM TAXES AND OPERATIONS

      10.1  Filing of Returns And Payment of Taxes As Additional Rent        6
      10.2  Proration Of Taxes At Termination                                6
      10.3  Proof Of Payment                                                 6
      10.4  Protest Of Taxes By PSCo                                         6
      10.5  Installment Tax Payments                                         6

                                     INDEX
                                   Page -ii-

                                                                        Page No.

      10.6  Cooperation Regarding Tax Protests                               7
      10.7  Deduction By WYCO                                                7

ARTICLE XI - INSURANCE

      11.1 Required Insurance Coverage                                       7
      11.2 Copies Of Insurance Policies                                      8

ARTICLE XII - INDEMNIFICATION                                                8

ARTICLE XIII - DEFAULT

      13.1 Default Defined                                                   8
      13.2 Remedies                                                          9

ARTICLE XIV - FORCE MAJEURE

      14.1  Force Majeure Defined                                            9
      14.2  Effect Of Force Majeure                                          9
      14.3  Limitations                                                     10

ARTICLE XV - MISCELLANEOUS

      15.1  Assignment                                                      10
      15.2  Notices                                                         10
      15.3  Additional Documents                                            10
      15.4  Applicable Law                                                  11
      15.5  Regulation                                                      11
      15.6  Amendments and Modifications                                    11
      15.7  Severability                                                    11
      15.8  Non-Applicability of Public Utilities Holding Company Act       11
      15.9  Section Headings                                                11
      15.10 Counterparts Execution                                          11

EXHIBIT A - Description of Property
EXHIBIT B - Estimated Rent Computation
EXHIBIT C - Actual True-Up Rent Computation

                                LEASE AGREEMENT

      THIS LEASE AGREEMENT ("Lease Agreement"), is made and entered into as of the ___ day of ___________, 1997, by and between WYCO DEVELOPMENT LLC, a Colorado limited liability company ("WYCO"), and PUBLIC SERVICE COMPANY OF COLORADO, a Colorado corporation ("PSCo").

                              W I T N E S S E T H

      WHEREAS, WYCO has acquired approximately 53 miles of 24-inch pipeline commencing at Public Service's Chalk Bluffs Compressor Station located near Rockport, Colorado, and extending to an interconnection with the existing facilities of PSCo at its Fort St. Vrain electric generating station, which pipeline shall hereinafter be referred to as the Front Range Pipeline;

      WHEREAS, WYCO desires to lease the Front Range Pipeline to PSCo; and

      WHEREAS, PSCo desires to lease the Front Range Pipeline from WYCO;

      NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:


                        ARTICLE I - FRONT RANGE PIPELINE

      WYCO hereby leases to PSCo and PSCo hereby leases from WYCO approximately 53 miles of 24-inch pipeline commencing near Rockport, Colorado and extending to an interconnection with the existing facilities of PSCo at the Fort St. Vrain generating station, and all related rights-of-way, easements, licenses and permits (collectively the "Front Range Pipeline"). The Front Range Pipeline is designed and constructed to have a throughput capacity of 269 MDth/day.


                               ARTICLE II - TERM

      The term of this Lease Agreement ("Initial Lease Term") shall be for a period of thirty (30) years beginning on the in-service date of the Front Range Pipeline, unless this Lease Agreement shall be earlier terminated as provided herein.


              ARTICLE III - EXPANSIONS, IMPROVEMENTS AND ADDITIONS

      Without the consent of the WYCO, PSCo shall have no right to make any expansions, improvements and/or additions to the Front Range Pipeline.

                            ARTICLE IV - TERMINATION

      At the expiration of the Initial Lease Term the Front Range Pipeline shall be sold by WYCO and purchased by PSCo at the net book value of the Front Range Pipeline. Upon early termination of the Lease pursuant to Article XIII, possession, operation and control of the Front Range Pipeline shall be returned to WYCO for disposition as provided in the WYCO Development LLC Operating Agreement.


         ARTICLE V - OPERATION AND MAINTENANCE OF FRONT RANGE PIPELINE

      5.1 Operation And Maintenance By PSCo. PSCo shall have complete operational control over the Front Range Pipeline and shall preserve and maintain, at its own expense, the Front Range Pipeline in accordance with accepted industry standards and in a state of good working order, ordinary wear and tear excepted, consistent with and not less than PSCo's preservation and maintenance of its own gas pipeline facilities. PSCo shall also be responsible for all administrative activities and expenses related to the operation and maintenance of the Front Range Pipeline other than those responsibilities of WYCO as described in this Agreement.

      5.2 Compliance With Codes And Regulations. During the Lease Term, PSCo shall be solely responsible for complying with all applicable laws, codes and regulations promulgated by any regulatory authority having jurisdiction over the Front Range Pipeline. PSCo shall further be required to receive and respond to all inquiries by any regulatory authorities.

      5.3 Environmental Policy. PSCo shall comply with its Environmental Compliance Policy in the operation and maintenance of the Front Range Pipeline. PSCo's Environmental Compliance Program shall be maintained and shall include:

            (a)   An   Environmental    Compliance   Policy   which   shall   be
                  distributed to all employees involved or maintenance of the Front Range Pipeline.

            (b) An Environmental Compliance Video which shall be shown to all employees involved in the operation of the Front Range Pipeline.

            (c) Implementation of the policies and procedures in PSCo's Environmental Compliance Manual.

            (d) Environmental Compliance Training of all of the employees involved in the operation of the Front Range Pipeline.

            (e) An Environmental Auditing Program to audit for environmental compliance and to correct any problems discovered during the audits as necessary to maintain environmental compliance.

            (f) An Environmental Crisis Management Team to deal with any environmental violations that arise on a priority response basis.

            (g) A Personal Accountability Program which documents PSCo's response to any failure to comply with the Environmental Compliance Program, including employee discipline.

            (h) An environmental HOTLINE which allows PSCo's employees to anonymously report environmental concerns.

            (i) The appointment by PSCo of Responsible Corporate Officers for environmental compliance. The Responsible Corporate Officers shall implement and comply with the Environmental Compliance Program in the operation of the Front Range Pipeline. PSCo shall provide an annual update of Environmental Compliance to WYCO.

      5.4 Right Of Ingress And Egress By WYCO. WYCO shall have a right of ingress and egress to the Front Range Pipeline upon giving PSCo's designated representative twenty-four (24) hours prior notice at reasonable hours and for reasonable periods for the purpose of inspecting the Front Range Pipeline, provided that WYCO shall not interfere with or impair PSCo's operation of the Front Range Pipeline.


                            ARTICLE VI - ACCOUNTING

      WYCO  shall  maintain   adequate  records   regarding  the  costs  of  the
facilities owned by it constituting the Front Range Pipeline and shall keep the accounts relating thereto in accordance with generally accepted accounting principles. PSCo shall have the opportunity, upon at least 15 days prior written notification, to examine such records and accounts and to make excerpts therefrom.

                               ARTICLE VII - RENT

      7.1 Rent Computation. PSCo, with WYCO's approval, will compute the rent payable by PSCo for the Front Range Pipeline. WYCO will provide detail to PSCo as needed to compute the estimated rent by December 1 prior to the calendar year for which the detail is being provided. PSCo will provide WYCO with all details necessary to support the rent computation.

            (a) Estimated Rent Computation. Rent will be computed for the appropriate calendar year or other period based on best data available to PSCo and WYCO. If any components of the Actual True-Up Rent Computation , as described below, are not known or final, at the time the computation is made, the latest data available or in effect will be used for the computation of the estimated rent. The estimated rent computation will be based on the formula described in Exhibit B attached hereto and incorporated by reference ("Estimated Rent Computation").

            (b) Actual True-Up Rent Computation. On or before March 31 of each calendar year or ninety (90) days after the end of any other rental period not ending at calendar year end, the rent computation will be recomputed for the prior calendar year based on actual data, and final factors for the prior calendar year as available. WYCO shall provide to PSCo by March 1 of each calendar year or ninety (90) days after the end of any partial period the data which WYCO has accounted for which is necessary to make this computation. WYCO shall credit PSCo's next rent payment for any excess payments plus interest at the FERC prescribed interest rate (18 CFR 154.501(d)) from the date of each excess payment previously made by PSCo or refunded in cash if the Lease Term has expired. PSCo shall pay WYCO any underpayment within 15 days after calculating the Actual True-Up Rent Computations plus interest at the FERC prescribed interest rate. The Actual True-Up Rent Computation will be computed based on the formula described in Exhibit C attached hereto and incorporated by reference ("Actual True-Up Rent Computation"). In the event final rent components are not available for any reason, the components used to make the Estimated Rent Computation will be used, with final adjustments being made within 30 days of final components being determined.

            (c)   Rent  Components.  The  rent  computation  for  the  Estimated
                  Rent Computation and the Actual True-Up Computation will include the following components: (1) depreciation expense,
                  (2) rate of return on rate base, and (3) income tax factors as authorized by the Colorado Public Utilities Commission for recovery by PSCo in its rates.

      7.2 Calculation of Rent for Partial Periods.,
            (a) For the period commencing on the in-service date of the Front Range Pipeline through December 31 of the calendar year in which the in-service date occurs, rent will be computed based on the Estimated Rent Computation, and as revised by the Actual True-Up Rent Computation, on an annual basis and prorated based on the number of days from the in-service date through December 31 of that year.

            (b) For any other rental period of less than twelve months, rent will be computed based on the Estimated Rent Computation. and as revised by the Actual True-Up Rent Computation on an annual basis and prorated for the number of days facilities are leased by PSCo.

            (c) Beginning on January 1st of the calendar year following the in-service date, rent will be computed on a calendar year basis based on the Estimated Rent Computation and as revised by the Actual True-Up Rent Computation.

      7.3 Payment Date. The Rent payment will be due on or before the tenth day of the month following the calendar month to which such payment is applicable. Rent shall be calculated on a calendar year basis but shall be payable to WYCO in monthly installments based on the number of months or portions of months in the calendar year.

      7.4 Regulatory Changes Affecting Rent. The calculation of the Rent payable hereunder shall be based on rate-making principles approved by the Colorado Public Utilities Commission in establishing PSCo's jurisdictional rates. If during the term hereof the Colorado Public Utilities Commission adjusts the rate of return, depreciation, capital structure and/or income tax factors used in setting PSCo's rates, adjustment shall be made in the rent calculation in Section 7.1, effective as of the first day of the month following the month in which such adjustments become effective.


                   ARTICLE VIII - WYCO'S PROPERTY OBLIGATION

      WYCO shall preserve and maintain, throughout the term of this Lease, all its ownership rights in and to the Front Range Pipeline to ensure the continued use by PSCo of the Front Range Pipeline in the operation of its pipeline system.


                         ARTICLE IX - WYCO'S COVENANTS

      WYCO hereby covenants that if PSCo shall perform all the obligations required to be performed by PSCo under this Lease Agreement, PSCo shall have and enjoy the quiet and peaceable possession and use of the Front Range Pipeline during the term of this Lease.


                          ARTICLE X - AD VALOREM TAXES

      10.1 Filing Of Returns And Payment Of Taxes As Additional Rent. PSCo, on behalf of WYCO, shall timely file all Ad Valorem tax returns and render and pay (prior to delinquency) all Ad Valorem taxes presently and hereafter enacted which are lawful obligations of WYCO, unless instructed otherwise by WYCO and except as for the first and last calendar years of this Lease as described in Section 10.2 below. Such tax payments shall be considered as additional rent.

      10.2 Proration Of Taxes At Termination. PSCo shall pay all of the Ad Valorem taxes levied on the Front Range Pipeline related to the first partial calendar year and PSCo shall pay a pro rata share (based on the number of days PSCo leased the Front Range Pipeline in the calendar year) of the Ad Valorem taxes levied on the Front Range Pipeline related to the last calendar year prior to the termination of this Lease.

      10.3 Proof Of Payment. PSCo shall timely furnish to WYCO, receipts of the appropriate taxing authority or other proof satisfactory to WYCO evidencing payment. PSCo shall timely furnish to WYCO a copy of all property tax assessments, returns and bills for the Front Range Pipeline.

      10.4 Protest Of Taxes By PSCo. If PSCo deems any tax relating to the Front Range Pipeline excessive or illegal, PSCo may defer payment thereof so long as the validity or the amount thereof is contested by PSCo with diligence and in good faith. If at any time payment of the contested tax shall become necessary to prevent the delivery of a tax deed conveying the Front Range Pipeline or any portion thereof because of nonpayment, PSCo shall pay the contested tax in sufficient time to prevent the delivery of any tax deed.

      10.5 Installment Tax Payments. If by law any Ad Valorem tax or special assessment with respect to the Front Range Pipeline is payable, or, at the option of the taxpayer, may be paid in installments, PSCo may, whether or not interest shall accrue on the unpaid balance thereof, pay the same and any accrued interest or any unpaid balance thereof in installments as each installment becomes due and payable, but in any event before any fine, penalty, interest or cost may be added thereto for nonpayment of any installment or interest.

      10.6 Cooperation Regarding Tax Protests. Any contest as to the validity or amount of any Ad Valorem tax or special assessment for Front Range Pipeline may be made by PSCo in the name of WYCO or PSCo, or both, as PSCo shall determine, and WYCO agrees that it will, at PSCo's expense, cooperate with PSCo in any such contest to such extent as PSCo may reasonably request. It is understood, however, that WYCO shall not be subject to any liability for the payment of any costs or expenses in connection with any proceeding brought by PSCo, and PSCo covenants to pay and to indemnify and save harmless WYCO from any such costs or expenses. PSCo shall be entitled to any refund of any Ad Valorem tax or special assessment and penalties or interest thereon which have been paid by PSCo to the taxing authority or to WYCO.

      10.7 Deduction By WYCO. WYCO shall be able to continue to deduct, for income tax purposes, all real estate taxes, personal property taxes and special assessments on an assessment date basis. PSCo agrees to provide WYCO with such additional information as WYCO may reasonably request to assist WYCO in maintaining WYCO's tax deduction for these taxes on an assessment date basis.


                             ARTICLE XI - INSURANCE

      11.1 Required Insurance Coverage. To protect WYCO and PSCo against liability for damage, loss or expense arising in any way from damage to the Front Range Pipeline, or from injury or death of any person or persons, including employees of PSCo, arising as the result of, or in connection with or caused by PSCo's operation of the Front Range Pipeline, PSCo shall maintain during the Lease Term, at its own expense and with reliable insurance companies, or at PSCo's option self insurance with the following minimum insurance coverages:

      (a) Worker's Compensation Insurance in compliance with the statutes of the state of Colorado.

      (b) Employer's Liability Insurance to cover death of or injury to any employee or
            employees,   with  minimum   limits  of  $100,000  per occurrence.

      (c) Automobile Comprehensive Bodily Injury and Property Damage Liability Insurance including owned, hired, rented or nonowner automotive equipment with a combined single limit each occurrence of $500,000 for bodily injury and property damage.

      (d) General Comprehensive Bodily Injury and Property Damage Liability Insurance including Contractual Liability, Products and Completed Operations, Owners and Contractor's Protective, Pollution Liability, Broad Form Property Damage, Premises and Operations, and deletion of "X", "C" and "U" exclusions, if applicable. Limits shall be $500,000 combined single limit each occurrence for bodily injury and property damage.

      (e) Excess Umbrella Liability Insurance coverage in excess of the limits and terms of (b) through (d) above with a minimum combined single limit for Bodily Injury and Property Damage of at least $1,000,000 per occurrence.

      Insurance required in (c) through (e) above shall name WYCO as an additional insured without limitation.

      11.2 Copies Of Insurance Policies. PSCo shall upon request furnish WYCO with copies of all insurance policies evidencing the coverages required by Section 11. 1 above. PSCo shall also upon request provide WYCO with proof of payment for insurance coverages required by Section 11.1 above.


                         ARTICLE XII - INDEMNIFICATION

      PSCo and WYCO each agree to protect, defend, indemnify and hold the other, and the other's officers, directors, shareholders, agents, servants, representatives, and employees free and harmless from and against any and all claims, liabilities, demands and causes of action of every kind and character (including the amounts of judgments, penalties, interest, court costs and legal fees incurred by the indemnified party in defense of same) on account of personal injuries, death or damage or loss of whatsoever nature sustained or allegedly sustained by a person or property arising from any defect, error, omission, negligence or other failure of the indemnifying party, its agents, servants, representatives and employees arising or resulting out of this Lease Agreement, including claims resulting out of PSCo's operation of the Front Range Pipeline. WYCO or PSCo, however, shall have the right, at their option, to participate at their own expense in the defense of such suit without relieving PSCo or WYCO of any obligation hereunder.


                             ARTICLE XIII - DEFAULT

      13.1 Default Defined. Any one or more of the following events shall constitute a Default under this Lease Agreement:

      (a) PSCo's failure to pay any Rent or, other monetary obligations owed under this Lease when the same is due, unless such failure is cured within thirty (30) days after WYCO gives notice thereof to PSCo; or
      (b) PSCo's failure to perform or observe any covenant of this Lease Agreement (other than a default involving the payment of money), unless the default is cured within ninety (90) days after WYCO gives notice thereof to PSCo.

      13.2 Remedies. Upon the occurrence and continuance of a Default by PSCo, WYCO may do one or more of the following:

      (a) Perform, on behalf of and at the expense of PSCo, any covenant or obligation of PSCo under this Lease Agreement that PSCo has failed to perform and of which WYCO has given PSCo notice, the cost of which performance by WYCO shall be deemed additional rent payable by PSCo to WYCO hereunder;

      (b) Terminate this Lease Agreement and the tenancy created hereby and take possession of the Front Range Pipeline from PSCo; and/or

      (c) Exercise any other legal or equitable right or remedy which it may have.


                          ARTICLE XIV - FORCE MAJEURE

      14.1 Force Majeure Defined. As used herein, Force Majeure shall mean acts of God, strikes, lockouts, or other industrial disturbances; acts of a public enemy, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, crevasses, floods, washouts, arrests and restraints of the government, either federal or state, civil or military, civil disturbances; shutdowns for purposes of necessary testing, repairs, alterations, installation, relocation, or construction of equipment or facilities, accidents and breakdowns, inability of either party hereto to obtain necessary material, equipment, supplies, or permits or labor to perform or comply with any obligation or condition of this Agreement, and other causes, whether of the kind herein enumerated or otherwise, which are not reasonably in the control of the party claiming suspension. It is understood and agreed that the settlement of strikes or lockouts shall be entirely within the discretion of the party having the difficulty and that the above requirements that any Force Majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes or lockouts by acceding to the demands of an opposing party when such course is inadvisable in the discretion of the party having the difficulty. It is further understood and agreed that risks of regulatory disallowance or other economic penalties shall not constitute events of Force Majeure.

      14.2 Effect of Force Majeure. If by reason of Force Majeure either party is rendered unable, wholly or in part, to carry out its obligation under this Agreement and if such party gives notice and reasonably full particulars of such Force Majeure in writing to the other within a reasonable time after the occurrence of the cause relied on, the party giving such notice, so far as and to the extent that such party is affected by such Force Majeure, shall not be liable in damages during the continuance of any inability so caused; provided such cause shall be remedied with all reasonable dispatch.

      14.3 Limitations. Any Force Majeure affecting the performance hereunder by either party, however, shall not relieve such party of liability in the event of concurring negligence or in the event of failure to use due diligence to remedy the situation and to remove the cause in an adequate manner and with all reasonable dispatch, nor shall such causes or contingencies affecting such performance relieve either party from its obligations to make payments as determined. hereunder.


                           ARTICLE XV - MISCELLANEOUS

      15.1  Assignment.   Neither   party   hereto   shall   assign  this  Lease
Agreement or any of its rights or obligations hereunder without the written consent of the other party, except that the Lease Agreement may be assigned to any entity acquiring title to the Front Range Pipeline and to any entity succeeding to PSCo's operation of the local gas distribution company serving the Denver area market.

      15.2 Notices. Any notice, request, demand or statement required or permitted to be given under this Lease Agreement must be in writing and addressed as follows:

      If to WYCO:       WYCO Development  LLC

                        ---------------
                        ---------------
                              Attention: -----------------

      If to PSCo:       Public Service Company of Colorado
                        1225 17th Street, Suite 900
                        Denver, Colorado 80202
                        Attention: Director, Gas Planning, Marketing & Supply
                        Copy to: General Counsel

Either party may from time to time designate any other address by formal written notice to the other party.

      15.3 Additional Documents. Upon reasonable request, both parties hereto shall execute and deliver, or cause to be executed and delivered any additional documents required to effectuate the purposes of this Lease Agreement.

      15.4 Applicable Law. This Lease Agreement will be governed by, and construed in accordance with, the laws of the State of Colorado.

      15.5 Regulation. This Lease Agreement and the respective obligations of the parties hereto are subject to the present and future valid laws,
orders,   rules  and  regulations  of  duly   constituted   authorities   having
jurisdiction.

      15.6 Amendments and Modifications. This Lease Agreement may not be amended or modified except by a writing signed by WYCO and PSCo.

      15.7 Severability. Any provision of this Lease Agreement prohibited by or rendered unenforceable under any applicable laws, codes, or regulations promulgated by any regulatory authority having jurisdiction over the Front Range Pipeline, shall, at sole option of the WYCO, not affect the remaining portions of this Lease Agreement, which shall remain enforceable to the fullest extent permitted by law.

      15.8 Non-applicability of Public Utility Holding Company Act. This Lease Agreement shall satisfy the requirements of 17 C.F.R. section 250.7(d)(1), so that WYCO shall not be deemed a "gas utility company" within the meaning of the Public Utility Holding Company Act of 1935 ("PUHCA"). In the event it is determined by WYCO that this Lease Agreement may cause WYCO to be deemed a "gas utility company" the parties hereto shall negotiate in good faith to restructure the Lease Agreement to eliminate such risk.

      15.9 Section Headings. Section headings are inserted for convenience only and shall not be construed as part of this Lease Agreement.

      15.10 Counterparts Execution. This Lease Agreement may be executed in two or more counterparts each of which shall constitute a single agreement.

      IN  WITNESS   WHEREOF,   the  parties  hereto  have  executed  this  Lease
Agreement as of the date first written above.

                                    WYCO DEVELOPMENT LLC

                                    By ______________________________________

                                    PUBLIC SERVICE COMPANY OF COLORADO

                                    By ______________________________________

                                  EXHIBIT "A"
                            Description of Property

                                   EXHIBIT B
                           Estimated Rent Computation

      (A)   Depreciation Component                                Amount
            Estimated Gross Depreciable Plant Balance for the
                  Front Range Pipeline at the beginning of the
                  Lease Computation Period (Note 2)               $_____

            Times PSCo's transmission function Depreciation
                  Rate as reflected in
                  PSCo's currently effective jurisdictional
                  rates in effect at the beginning of the
                  Lease Computation Period (Note 2)               x_____

                  Depreciation Component                          $_____

            (B)   Return Component

                   Estimated Rate Base for the Front Range
                     Pipeline at the beginning of Lease
                     Computation Period (Note 1)                  $_____

                   Times PSCo's Overall Return Rate as
                     reflected in PSCo's currently effective
                     jurisdictional rates (Note 2)                x_____

                  Return Component                                $_____

            (C)   Income Tax Component

                  Estimated Rate Base (Note 1) for the Front
                     Range Pipeline at the beginning of the
                     Lease Computation Period                     $_____

                  Times taxable component of Pre-tax Return
                     Rate reflected in PSCo's currently
                     effective Jurisdictional rates for the
                     Lease Computation Period (Note 3)
                                                                  x_____

                        Taxable Component                         $______

                  Times estimated income tax rate as
                     reflected in PSCo's currently effective
                     jurisdictional rates for the Lease
                     Computation Period                           x_____

                        Income Tax Component                      $_____


                   Total Rent (total of all components A
                     through C)
                                                                  $_____

      NOTES:

      (1)   Estimated Rate Base consists of the following items
                   as of the beginning of  the Lease Computation Period:
                   Estimated Gross Plant Balance
                   of Front Range  Pipeline (Note 2)             $_____
                   Less: Estimated Depreciation                  $_____
                   Reserve Balance (Note 2)                      $_____
                   Estimated net plant                           $_____
                   Estimated Deferred Income Taxes (Note 2)      $_____

                              Total Estimated Rate Base          $_____

      (2)   Where:

      "Overall Return Rate" shall mean the total return rate reflected in PSCo's currently effective rates.

      "Estimated Gross Plant Balance" shall mean the estimated book value, prior to depreciation, of the Front Range Pipeline.

      "Estimated Gross Depreciable Plant Balance" shall mean the estimated book value of depreciable assets, prior to depreciation, of the Front Range Pipeline.

      "Estimated   Depreciation   Reserve   Balance"   shall   mean  the   total
      accumulated  balance  of  depreciation  at  the  beginning  of  the  Lease
      Computation Period based on PSCo's approved transmission function Depreciation Rate as reflected in PSCo's jurisdictional rates.

      "Estimated Deferred Income Taxes" shall mean PSCo's Federal and State income tax rates as reflected in PSCo's currently effective jurisdictional rates multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

      "Depreciation Rate" shall mean PSCo's transmission function depreciation rate as reflected in the computation of PSCo's jurisdictional rates.

      "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 7.1 and 7.2 of this Agreement.

      (3)
      Calculation of Pretax Return Rate
      Overall Return Rate                                         %______
      Taxable Portion of Overall Return Rate (Note 4)             %______
                                                                  %______
      Tax Gross-up Factor (Note 4)                                 ______
      Taxable Return on Rate Base                                 %______

      (4)

      "Taxable Portion of Overall Return Rate" shall mean the ratio of (Preferred Stock + Common Equity) to the Total Overall Return Rate.

      "Tax Gross-up Factor" shall equal the formula of one over one minus the currently effective income tax rate.

                                   EXHIBIT C

                        Actual True-Up Rent Computation

      (A)   Depreciation Component                                Amount

            Gross Depreciable Plant Balance
                  of Front Range Pipeline at beginning
                  of Lease Computation Period (Note 3)            $_____

            Times PSCo's approved Depreciation Rate
                  in effect for the Lease Computation Period
                  (Note 3)                                        x_____

                  Depreciation Component (Note 1)                 $_____

      (B)   Return Component

            Actual Rate Base for the Front Range Pipeline at
                  the beginning of the Lease Computation
                  Period (Note 2)                                 $_____

            Times PSCo's Approved Overall
                  Return Rate during the Lease Computation
                  Period (Note 3)                                 x_____

                  Return Component (Note 1)                       $_____

      (C)   Income Tax Component

            Actual Rate Base (Note 2) for the Front Range
                  Pipeline at beginning of Lease Computation
                  Period                                          $_____

            Times taxable component of Pre-Tax Return Rate
                  reflected in PSCo's approved jurisdictional rates for the Lease Computation Period (Note 4) $_____

                  Taxable Component                               $_____

            Times tax rate as reflected in PSCo's approved jurisdictional rates for the Lease Computation Period x_____

                        Income Tax Component (Note 1)             $_____

            Total Rent (total of components A through C) (Note 1) $_____

NOTES:      (1)   To the extent PSCo's jurisdictional rates are not approved at the time this computation is completed, the factors or amounts used for these actual computations will be the same as those used in the Estimated Rent Computation until the PSCo' s rates become final. At that time, actual rent will be computed pursuant to the Lease Agreement reflecting the factors in the finally approved rates. Adjustments shall be payable in accordance with Section 7.1(b) of this Agreement.

            (2) Computation of Actual Rate Base - Actual as of the beginning of the Lease Computation Period:

                  Gross Plant Balance of Front Range Pipeline at the
                  beginning of the Lease Computation Period (Note 3)    $_____

                  Less: Depreciation Reserve Balance (Note 3)           $_____

                  Actual net plant                                      $_____

                  Deferred Income Taxes (Note 3)                        $_____

                  Total Actual Rate Base                                $_____

            (3)   Where:

                  "Overall Return Rate" shall mean the total return rate reflected in PSCo's rates.

                  "Gross Plant Balance" shall mean the book value, prior to depreciation, of the Front Range Pipeline.

                  "Gross Depreciable Plant Balance" shall mean the book value of depreciable assets, prior to depreciation of the Front Range Pipeline.

                  "Depreciation Reserve Balance" shall mean the total previous accumulated balance of depreciation at the beginning of the Lease Computation based on PSCo's approved transmission function Depreciation Rates or PSCo's currently effective transmission function Depreciation Rate as reflected in PSCo's jurisdictional rates.

                  "Deferred Income Taxes" shall mean PSCo's Federal and State income tax rates as reflected in PSCo's currently effective jurisdictional rates, multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

                  "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 7'.1 and 7.2 of this Agreement.

                  "Depreciation Rate" shall mean PSCo's approved transmission function depreciation rate as used in the computation of PSCo's approved jurisdictional rate.

      (4)
      Calculation of Pretax Return Rate
      Overall Return Rate                                         %______
      Taxable Portion of Overall Return Rate (Note 5)             %______
                                                                  %______
      Tax Gross-up Factor (Note 5)                                 ______
      Taxable Return on Rate Base                                 %______

      (5)
      "Taxable Portion of Overall Return Rate" shall mean the ratio of (Preferred Stock + Common Equity) to the Total Overall Return Rate.

      "Tax Gross-up Factor" shall equal the formula of one over one minus the currently effective income tax rate.

                                                                   Exhibit B-2

                           FACILITIES LEASE AGREEMENT



                                     Between



                              WYCO DEVELOPMENT LLC



                                       and



                        WYOMING INTERSTATE COMPANY, LTD.



                              Dated: ________, 1998

                                      INDEX
                                    Page -i-

                                                                     Page No.

ARTICLE I - COMPRESSION FACILITIES LEASE....................................1

ARTICLE II - TERM...........................................................1

ARTICLE III - TERMINATION...................................................1

ARTICLE IV - OPERATION AND MAINTENANCE OF COMPRESSION FACILITIES

         4.1   Operation and Maintenance By WIC.............................2
         4.2   Compliance With Codes And Regulations........................2
         4.3   Environmental Policy.........................................3
         4.3   Right Of Ingress And Egress By WYCO..........................3

ARTICLE V - ACCOUNTING......................................................3

ARTICLE VI - RENT

         6.1 Rent Computation...............................................3
         6.2 Calculation of Rent for Partial Periods........................4
         6.3 Payment Date...................................................4
         6.4 Regulatory Changes Affecting Rent..............................4

ARTICLE VII - WYCO'S PROPERTY OBLIGATION....................................5

ARTICLE VIII - WYCO'S COVENANTS.............................................5

ARTICLE IX - AD VALOREM TAXES AND OPERATIONS

         9.1  Filing of Returns And Payment of Taxes As Additional Rent.....5
         9.2  Proration Of Taxes At Termination.............................5
         9.3  Proof Of Payment..............................................5
         9.4  Protest Of Taxes By WIC.......................................5
         9.5  Installment Tax Payments......................................6

                                      INDEX
                                    Page -ii-

                                                                       Page No.

         9.6  Cooperation Regarding Tax Protests............................6
         9.7  Deduction By WYCO.............................................6

ARTICLE X - INSURANCE

         10.1 Required Insurance Coverage...................................6
         10.2 Copies Of Insurance Policies..................................7

ARTICLE XI - INDEMNIFICATION................................................7

ARTICLE XII - DEFAULT

         12.1 Default Defined...............................................7
         12.2 Remedies......................................................8

ARTICLE XIII - FORCE MAJEURE

         13.1   Force Majeure Defined.......................................8
         13.2   Effect Of Force Majeure.....................................8
         13.3   Limitations.................................................9

ARTICLE XIV - MISCELLANEOUS

         14.1   Assignment..................................................9
         14.2   Notices.....................................................9
         14.3   Additional Documents........................................9
         14.4   Applicable Law..............................................9
         14.5   Regulation..................................................9
         14.6   Amendments and Modifications................................9
         14.7   Severability...............................................10
         14.8   Section Headings...........................................10
         14.9   Counterparts Execution.....................................10

EXHIBIT A - Description of Compression Facilities
EXHIBIT B - Estimated Rent Computation
EXHIBIT C - Actual True-Up Rent Computation

                           FACILITIES LEASE AGREEMENT

         THIS FACILITIES LEASE AGREEMENT ("Lease Agreement "), is made and entered into as of the ___ day of __________, 1998, by and between WYCO DEVELOPMENT LLC, a Colorado limited liability company ("WYCO"), and WYOMING INTERSTATE COMPANY, LTD. a Colorado limited partnership ("WIC").

                               W I T N E S S E T H

         WHEREAS, WYCO proposes to acquire approximately 7400 nameplate horsepower of compression which has been installed at the WIC compressor stations at Laramie and Cheyenne for the purpose of expanding the capacity of the WIC pipeline into Powder River and expanding that portion of WIC's existing capacity from Laramie to Cheyenne. Such compression, and appurtenant facilities, shall hereinafter be referred to as "Compresion Facilities"; and

         WHEREAS, WYCO desires to lease the Compression Facilities  to WIC; and

         WHEREAS, WIC desires to lease the Compression Facilities from WYCO.

         NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:


                    ARTICLE I - COMPRESSION FACILITIES LEASE

         Effective upon the effective date of this Lease Agreement, WYCO shall lease to WIC and WIC shall lease from WYCO the Compression Facilities.


                                ARTICLE II - TERM

         The term of this Lease Agreement ("Initial Lease Term") shall be for a period of thirty (30) years beginning on the effective date of this Lease Agreement, unless this Facilities Lease shall be earlier terminated as provided herein. The effective date of this Lease Agreement shall be the closing date of the sale of the Compression Facilities by WIC to WYCO.


                            ARTICLE III - TERMINATION

         At the expiration of the Initial Lease Term, the Compression Facilities shall be sold by WYCO and purchased by WIC at the net book value of the Compression Facilities. Upon early termination of the Lease Agreement pursuant to Article XIII, possession, operation and control of the

Compression Facilities shall be returned to WYCO for disposition as provided in the WYCO Development LLC Operating Agreement.


                                   ARTICLE IV
               OPERATION AND MAINTENANCE OF COMPRESSION FACILITIES

         4.1 Operation And Maintenance By WIC. WIC shall have complete operational control over the Compression Facilities and shall preserve and maintain, at its own expense, the Compression Facilities in accordance with accepted industry standards and in a state of good working order, ordinary wear and tear excepted, consistent with and not less than WIC's preservation of its own gas gas pipeline facilities. WIC shall also be responsible for all administrative activities and expenses related to the operation and maintenance of the Compression Facilities other than those responsibilities of WYCO as described in this Agreement.

         4.2 Compliance With Codes And Regulations. During the Lease Term, WIC shall be solely responsible for complying with all applicable laws, codes and regulations promulgated by any regulatory authority having jurisdiction over the Compression Facilities. WIC shall further be required to receive and respond to all inquiries by any regulatory authorities.

         4.3 Environmental Policy. WIC shall comply with its Environmental Compliance Policy in the operation and maintenance of the CompressionFacilities. WIC's Environmental Compliance Program shall be maintained and shall include:

                  (a) An Environmental Compliance Policy which shall be distributed to all employees involved or maintenance of the Compression Facilities.

                  (b) An Environmental Compliance Video which shall be shown to all employees involved in the operation of the Compression Facilities.

                  (c) Implementation of the policies and procedures in WIC's Environmental Compliance Manual.

                  (d)   Environmental  Compliance  Training  of  all  of  the
                        employees   involved   in   the   operation   of  the
                        Compression Facilities.

                  (e) An Environmental Auditing Program to audit for environmental compliance and to correct any problems discovered during the audits as necessary to maintain environmental compliance.

                  (f) An Environmental Crisis Management Team to deal with any environmental violations that arise on a priority response basis.

                  (g) A Personal Accountability Program which documents WIC's response to any
                                        2
                        failure to comply with the Environmental Compliance Program, including employee discipline.

                  (h) An environmental HOTLINE which allows WIC's employees to anonymously report environmental concerns.

                  (i) The appointment by WIC of Responsible Corporate Officers for environmental compliance. The Responsible Corporate Officers shall implement and comply with the Environmental Compliance Program in the operation of the Compression Facilities. WIC shall provide an annual update of Environmental Compliance to WYCO.

         4.4 Right Of Ingress And Egress By WYCO. WYCO shall have a right of ingress and egress to the Compression Facilities upon giving WIC's designated representative twenty-four (24) hours prior notice at reasonable hours and for reasonable periods for the purpose of inspecting the Compression Facilities, provided that WYCO shall not interfere with or impair WIC's operation of the Compression Facilities .


                             ARTICLE V - ACCOUNTING

         WYCO shall maintain adequate records regarding the cost of the facilities owned by it constituting the Compression Facilities and shall keep the accounts relating thereto in accordance with generally accepted accounting principles. WIC shall have the opportunity, upon at least 15 days prior written notification, to examine such records and accounts and to make excerpts therefrom.


                                ARTICLE VI - RENT

         6.1 Rent Computation. WIC, with WYCO's approval, will compute the rent payable by WIC for the Compression Facilities. WYCO will provide detail to WIC as needed to compute the estimated rent by December 1st prior to the calendar year for which the detail is being provided. WIC will provide WYCO with all details necessary to support the rent computation.

                  (a) Estimated Rent Computation. Rent will be computed for the appropriate calendar year or other period based on best data available to WIC and WYCO. If any components of the Actual True-Up Rent Computation, as described below, are not known or final, at the time the computation is made, the latest data available or in effect will be used for the computation of the estimated rent. The estimated rent computation will be based on the formula described in Exhibit B attached hereto and incorporated by reference ("Estimated Rent Computation").

                  (b) Actual True-Up Rent Computation. On or before March 31 of each calendar year or ninety (90) days after the end of any other rental period not ending at calendar year end, the rent computation will be recomputed for the prior calendar year based on actual data, and final factors for the prior calendar year as available. WYCO shall provide to WIC by March 1 of each calendar year or ninety (90) days after the end of any partial period the data which WYCO has accounted for which is necessary to make this computation. WYCO shall credit WIC's next rent payment for any excess payments plus interest at the FERC prescribed interest rate (18 CFR 154.501(d)) from the date of each excess payment previously made by WIC or refunded in cash if the Lease Term has expired. WIC shall pay WYCO any underpayment plus interest at the FERC prescribed interest rate within 15 days after calculating the Actual True-Up Rent Computations. The Actual True-Up Rent Computation will be computed based on the formula described in Exhibit C attached hereto and incorporated by reference ("Actual True-Up Rent Computation"). In the event final rent components are not available for any reason, the components used to make the Estimated Rent Computation will be used, with final adjustments being made within 30 days of final components being determined.

                  (c) Rent Components. The rent computation for the Estimated Rent Computation and the Actual True-Up Computation will include the following components:
                       (1) depreciation expense, (2) rate of return on rate base, and (3) income tax factors as authorized by the Federal Energy Regulatory Commission for recovery by WIC in its rates.

         6.2      Calculation of Rent for Partial Periods.

                  (a) For the period commencing on the in service date of the Compression Facilities through the end of the calendar year in which the in service date occurs, rent will be computed based on the Estimated Rent
                       Computation, and as revised by the Actual True-Up Rent Computation, on an annual basis and prorated based on, the number of days from the in service date until the end of the year.

                  (b) For any other rental period of less than twelve months, rent will be computed based on the Estimated Rent Computation. and as revised by the Actual True-Up Rent Computation on an annual basis and prorated for the number of days facilities are leased by WIC.

                  (c) Beginning on January 1st of the year following the year in which the in service date occurs, rent will be computed on a calendar year basis based on the Estimated Rent Computation and as revised by the Actual True-Up Rent Computation.

         6.3 Payment Date. The Rent payment will be due on or before the tenth day of the month following the calendar month to which such payment is applicable. Rent shall be calculated on a calendar year basis but shall be payable to WYCO in monthly installments based on the number of months or portions of months in the calendar year.

         6.4 Regulatory Changes Affecting Rent. The calculation of the Rent payable hereunder shall be based on rate-making principles approved by the Federal Energy Regulatory Commission in establishing WIC's jurisdictional rates. If during the term hereof, FERC adjusts the rate of return, depreciation, capital structure and/or income tax factors used in setting WIC's rates, adjustment shall be made in the rent calculation in Section 6.1, effective as of the first day of the month following the month in which such adjustments become effective.


                    ARTICLE VII - WYCO'S PROPERTY OBLIGATION

         WYCO shall preserve and maintain, throughout the term of this Lease, all its ownership rights in and to the Compression Facilities to ensure the continued use by WIC of the Compression Facilities in the operation of its pipeline system.


                         ARTICLE VIII - WYCO'S COVENANTS

         WYCO hereby covenants that if WIC shall perform all the obligations required to be performed by WIC under this Facilities Lease, WIC shall have and enjoy the quiet and peaceable possession and use of the Compression Facilities during the term of this Lease.


                  ARTICLE IX - AD VALOREM TAXES AND OPERATIONS

         9.1 Filing Of Returns And Payment Of Taxes As Additional Rent. WIC, on behalf of WYCO, shall timely file all Ad Valorem tax returns and render and pay (prior to delinquency) all Ad Valorem taxes presently and hereafter enacted which are lawful obligations of WYCO, unless instructed otherwise by WYCO and except as for the first and last calendar years of this Lease as described in
Section 9.2 below. Such tax payments shall be considered as additional rent.

         9.2 Proration Of Taxes At Termination. WIC shall pay all of the Ad Valorem taxes levied on the Compression Facilities related to the first partial calendar year and WIC shall pay a pro rata share (based on the number of days WIC leased the Compression Facilities in the calendar year) of the last calendar year prior to the termination of this Lease.

         9.3 Proof Of Payment. WIC shall timely furnish to WYCO receipts of the appropriate taxing authority or other proof satisfactory to WYCO evidencing payment. WIC shall timely furnish to WYCO a copy of all property tax assessments, returns and bills for the Compression Facilities.

         9.4 Protest Of Taxes By WIC. If WIC deems any tax relating to the Compression Facilities excessive or illegal, WIC may defer payment thereof so long as the validity or the amount thereof is contested by WIC with diligence and in good faith. If at any time payment of the contested tax shall become necessary to prevent the delivery of a tax deed conveying the Compression Facilities or any portion thereof because of nonpayment, WIC shall pay the contested tax in sufficient time to prevent the delivery of any tax deed.

         9.5 Installment Tax Payments. If by law any Ad Valorem tax or special assessment with respect to the Compression Facilities is payable, or, at the option of the taxpayer, may be paid in installments, WIC may, whether or not interest shall accrue on the unpaid balance thereof, pay the same and any accrued interest or any unpaid balance thereof in installments as each installment becomes due and payable, but in any event before any fine, penalty, interest or cost may be added thereto for nonpayment of any installment or interest.

         9.6 Cooperation Regarding Tax Protests. Any contest as to the validity or amount of any Ad Valorem tax or special assessment for Compression Facilities may be made by WIC in the name of WYCO or WIC, or both, as WIC shall determine, and WYCO agrees that it will, at WIC's expense, cooperate with WIC in any such contest to such extent as WIC may reasonably request. It is understood, however, that WYCO shall not be subject to any liability for the payment of any costs or expenses in connection with any proceeding brought by WIC, and WIC covenants to pay and to indemnify and save harmless WYCO from any such costs or expenses. WIC shall be entitled to any refund of any Ad Valorem tax or special assessment and penalties or interest thereon which have been paid by WIC to the taxing authority or to WYCO.

         9.7 Deduction By WYCO. WYCO shall be able to continue to deduct, for income tax purposes, all real estate taxes, personal property taxes and special assessments on an assessment date basis. WIC agrees to provide WYCO with such additional information as WYCO may reasonably request to assist WYCO in maintaining WYCO's tax deduction for these taxes on an assessment date basis.


                              ARTICLE X - INSURANCE

         10.1 Required Insurance Coverage. To protect WYCO and WIC against liability for damage, loss or expense arising in any way from damage to the Compression Facilities , or from injury or death of any person or persons, arising as the result of, or in connection with or caused by operation of the Compression Facilities, WIC shall require that its Operator shall maintain during the Lease Term, at its own expense and with reliable insurance companies, or at the option of WIC's Operator, self insurance with the following minimum insurance coverages:

                (a) Worker's Compensation Insurance in compliance with the statutes of the state of Colorado.

                (b) Employer's Liability Insurance to cover death of or injury to any employee or employees, with minimum limits of $100,000 per occurrence.

                (c) Automobile Comprehensive Bodily Injury and Property Damage Liability Insurance including owned, hired, rented or nonowner automotive equipment with a combined single limit each occurrence of $500,000 for bodily injury and property damage.

                (d) General Comprehensive Bodily Injury and Property Damage Liability Insurance including Contractual Liability, Products and Completed Operations, Owners and Contractor's Protective, Pollution Liability, Broad Form Property Damage, Premises and Operations, and deletion of "X", "C" and "U" exclusions, if applicable. Limits shall be $500,000 combined single limit each occurrence for bodily injury and property damage.

                (e) Excess Umbrella Liability Insurance coverage in excess of the limits and terms of (b) through (d) above with a minimum combined single limit for Bodily Injury and Property Damage of at least $1,000,000 per occurrence.

         Insurance required in (c) through (e) above shall name WYCO as an additional insured without limitation.

         10.2 Copies Of Insurance Policies. WIC shall upon request furnish WYCO with copies of all insurance policies evidencing the coverages required by
Section 10. 1 above. WIC shall also upon request provide WYCO with proof of payment for insurance coverages required by Section 10.1 above.


                          ARTICLE XI - INDEMNIFICATION

         WIC and WYCO each agree to protect, defend, indemnify and hold each other, and each other's members, agents, representatives, and employees free and harmless from and against any and all claims, liabilities, demands and causes of action of every kind and character (including the amounts of judgments, penalties, interest, court costs and legal fees incurred by the indemnified party in defense of same) on account of personal injuries, death or damage or loss of whatsoever nature sustained or allegedly sustained by a person or property arising from any defect, error, omission, negligence or other failure of the indemnifying party to this Facilities Lease, its agents, servants, representatives and employees arising or resulting out of this Facilities Lease, including claims resulting out of WIC's operation of the Compression Facilities. WYCO or WIC, however, shall have the right, at their option, to participate at their own expense in the defense of such suit without relieving WIC or WYCO of any obligation hereunder.

                              ARTICLE XII - DEFAULT

         12.1 Default Defined. Any one or more of the following events shall constitute a Default under this Facilities Lease:

                  (a) WIC's failure to pay any Rent or, other monetary obligations owed under this Lease when the same is due, unless such failure is cured within thirty (30) days after WYCO gives notice thereof to WIC; or

                  (b) WIC's failure to perform or observe any covenant of this Facilities Lease (other than a default involving the payment of money), unless the default is cured within ninety (90) days after WYCO gives notice thereof to WIC.

         12.2 Remedies. Upon the occurrence and continuance of a Default by WIC, WYCO may do one or more of the following:

                  (a) Perform, on behalf of and at the expense of WIC, any covenant or obligation of WIC under this Facilities Lease that WIC has failed to perform and of which WYCO has given WIC notice, the cost of which performance by WYCO shall be deemed additional rent payable by WIC to WYCO hereunder;

                  (b) Terminate this Facilities Lease and the tenancy created hereby, and take possession of the interest in the Compression Facilities from WIC; and/or

                  (c) Exercise any other legal or equitable right or remedy which it may have.


                          ARTICLE XIII - FORCE MAJEURE

         13.1 Force Majeure Defined. As used herein, Force Majeure shall mean acts of God, strikes, lockouts, or other industrial disturbances, acts of a public enemy, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, crevasses, floods, washouts, arrests and restraints of the government, either federal or state, civil or military, civil disturbances, shutdowns for purposes of necessary testing, repairs, alterations, installation, relocation, or construction of equipment or facilities; accidents and breakdowns, inability of either party hereto to obtain necessary material, equipment, supplies, or permits or labor to perform or comply with any obligation or condition of this Agreement; and other causes, whether of the kind herein enumerated or otherwise, which are not reasonably in the control of the party claiming suspension. It is understood and agreed that the settlement of strikes or lockouts shall be entirely within the discretion of the party having the difficulty and that the above requirements that any Force Majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes or lockouts by acceding to the demands of an opposing party when such course is inadvisable in the discretion of the party having the difficulty. It is further understood and agreed that risks of regulatory disallowance or other economic penalties shall not constitute events of Force Majeure.

         13.2 Effect of Force Majeure. If by reason of Force Majeure either party is rendered unable, wholly or in part, to carry out its obligation under this Agreement and if such party gives notice and reasonably full particulars of such Force Majeure in writing to the other within a reasonable time after the occurrence of the cause relied on, the party giving such notice, so far as and to the extent that such party is affected by such Force Majeure, shall not be liable in damages during the continuance of any inability so caused; provided such cause shall be remedied with all reasonable dispatch.

         13.3 Limitations. Any Force Majeure affecting the performance hereunder by either party, however, shall not relieve such party of liability in the event of concurring negligence or in the event of failure to use due diligence to remedy the situation and to remove the cause in an adequate manner and with all reasonable dispatch, nor shall such causes or contingencies affecting such performance relieve either party from its obligations to make payments as determined. hereunder.


                           ARTICLE XIV - MISCELLANEOUS

         14.1 Assignment. Neither party hereto shall assign this Facilities Lease or any of its rights or obligations hereunder without the written consent of the other party, except that the Lease Agreement may be assigned to any entity acquiring title to the Compression Facilities and to any entity succeeding to WIC's operation of the gas pieline facilities.

         14.2 Notices. Any notice, request, demand or statement required or permitted to be given under this Facilities Lease must be in writing and addressed as follows:

         If to WYCO:                WYCO Development LLC
                                    P.O. Box 1087
                                    Colorado Springs, Colorado 80944
                Attention: Vice President, CIG Gas Supply Company

         If to WIC:                 Wyoming Interstate Company, Ltd.
                                    c/o CIG Gas Supply Company
                                    P.O. Box 1087
                                    Colorado Springs, Colorado 80944
                                    Attention: Senior Vice President

Either party may from time to time designate any other address by formal written notice to the other party.

         14.3 Additional Documents. Upon reasonable request, both parties hereto shall execute and deliver, or cause to be executed and delivered any additional documents required to effectuate the purposes of this Facilities Lease.

         14.4 Applicable Law. This Facilities Lease will be governed by, and construed in accordance with, the laws of the State of Colorado.

         14.5 Regulation. This Facilities Lease and the respective obligations of the parties hereto are subject to the present and future valid laws, orders, rules and regulations of duly constituted authorities having jurisdiction.

         14.6 Amendments and Modifications. This Facilities Lease may not be amended or modified except by a writing signed by WYCO and WIC.

         14.7 Severability. Any provision of this Facilities Lease prohibited by or rendered unenforceable under any applicable laws, codes, or regulations promulgated by any regulatory authority having jurisdiction over the Compression Facilities, shall, at sole option of the WYCO, not affect the remaining portions of this Facilities Lease, which shall remain enforceable to the fullest extent permitted by law.

         14.8 Section Headings. Section headings are inserted for convenience only and shall not be construed as part of this Facilities Lease.

         14.9 Counterparts Execution. This Facilities Lease may be executed in two or more counterparts each of which shall constitute a single agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Facilities Lease as of the date first written above.

                                     WYCO DEVELOPMENT LLC

                                     By ______________________________________


                                     WYOMING INTERSTATE COMPANY, LTD.

                                     By ______________________________________
                                              Donald J. Zinko
                                              Senior Vice President
                                              CIG Gas Supply Company
                                              (General Partner)

                                   EXHIBIT "A"
                      Description of Compression Facilities

                                    EXHIBIT B
Estimated Rent Computation
    (A)  Depreciation Component                                       Amount
         Estimated Gross Depreciable Plant Balance for the
               Compression Facilities  at the beginning of the
               Lease Computation Period (Note 2)                      $
                                                                       -----
         Times WIC's transmission function Depreciation Rate
             as reflected in WIC's currently effective
             jurisdictional rates in effect at the beginning
             of the Lease Computation Period (Note 2)                 x
                                                                       -----
             Depreciation Component                                   $
                                                                       =====
    (B)  Return Component

         Estimated Rate Base for the Compression Facilities
             at the beginning of Lease Computation Period
             (Note 1)                                                 $
                                                                       -----
         Times WIC's Overall Return Rate as reflected in WIC's
             currently effective jurisdictional rates (Note 2)        x
                                                                       -----
                           Return Component                           $
                                                                       =====
    (C)  Income Tax Component

         Estimated Rate Base for the Compression Facilities
              at the beginning of the Lease Computation
              Period (Note 1)                                         $
                                                                       -----
         Times taxable component of Overall Return Rate
              reflected in WIC's currently effective Juris-
              dictional rates for the Lease Computation Period        x
                                                                       -----
              Taxable Component                                       $
                                                                       =====
         Times estimated income tax rate as reflected in
              WIC's currently effective jurisdictional rates
              for the Lease Computation Period                        x
                                                                       -----
              Income Tax Component                                    $
                                                                       =====
         Total Rent (total of all components A through C)             $
                                                                       =====

         NOTES:
         (1)  Estimated Rate Base consists of the following
              items as of the beginning of the Lease
              Computation Period:
                          Estimated Gross Plant Balance
                          of Front Range  Pipeline (Note 2)             $
                                                                         -----
                          Less: Estimated Depreciation
                          Reserve Balance (Note 2)                       -----
                          Estimated Net Plant                           $
                                                                         -----
                          Estimated Deferred Income Taxes (Note 2)
                                                                         -----
                                  Total Estimated Rate Base             $
                                                                         =====
         (2)  Where:

         "Overall Return Rate" shall mean the total return rate reflected in WIC' s currently effective rates.

         "Estimated Gross Plant Balance" shall mean the estimated book value, prior to depreciation, of the Compression Facilities .

         "Estimated Gross Depreciable Plant Balance" shall mean the estimated book value of depreciable assets, prior to depreciation, of the Compression Facilities .

         "Estimated   Depreciation   Reserve   Balance"  shall  mean  the  total
         accumulated balance of depreciation at the beginning of the Lease Computation Period based on WIC's approved transmission function Depreciation Rate as reflected in WIC's jurisdictional rates.

         "Estimated Deferred Income Taxes" shall mean WIC's Federal and State income tax rates as reflected in WIC's currently effective jurisdictional rates multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

         "Depreciation Rate" shall mean WIC's transmission function depreciation rate as reflected in the computation of WIC's jurisdictional rates.

         "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 6.1 and 6.2 of this Agreement.

                                    EXHIBIT C

                         Actual True-Up Rent Computation

    (A)  Depreciation Component                                       Amount
         ----------------------                                       ------

         Gross Depreciable Plant Balance
                of Compression Facilities  at beginning
                of Lease Computation Period (Note 3)                  $
                                                                       -----
         Times WIC's approved Transmission Function
               Depreciation Rate in effect for the Lease
               Computation Period (Note 3)                            x
                                                                       -----
                 Depreciation Component (Note 1)                      $
                                                                       =====
    (B)  Return Component
         ----------------

         Actual Rate Base for the Compression Facilities
                 at the beginning of the Lease Computation
                 Period (Note 2)                                      $
                                                                       -----
         Times WIC's Approved Overall
                 Return Rate during the Lease Computation
                 Period (Note 3)                                      x
                                                                       -----
                 Return Component (Note 1)                            $
                                                                       =====
    (C)  Income Tax Component
         --------------------
         Actual Rate Base for the Front Range
                 Pipeline at beginning of Lease Computation
                 Period   (Note 2)                                    $
                                                                       -----
         Times taxable component of Overall Return Rate
                 reflected in WIC's approved jurisdictional
                 rates for the Lease Computation Period (Note 1)
                                                                       -----
                 Taxable Component                                    $
                                                                       -----
         Times tax rate as reflected in WIC's approved
                 jurisdictional rates for the Lease
                 Computation Period                                   x
                                                                       -----
                 Income Tax Component (Note 1)                        $
                                                                       =====
         Total Rent (total of components A through C) (Note 1)        $
                                                                       =====

NOTES:

         (1) To the extent WIC's jurisdictional rates are not approved at the time this computation is completed, the factors or amounts used for these actual computations will be the same as those used in the Estimated Rent Computation until the WIC' s rates become final. At that time, actual rent will be computed pursuant to the Facilities Lease reflecting the factors in the finally approved rates. Adjustments shall be payable in accordance with Section 7.1(b) of this Agreement.

         (2) Computation of Actual Rate Base - Actual as of the beginning of the Lease Computation Period:

                   Gross Plant Balance of Compression Facilities
                   at the beginning of the Lease Computation
                   Period (Note 3)                                 $
                                                                    -----
                   Less: Depreciation Reserve Balance (Note 3)      -----

                   Actual Net Plant                                $
                                                                    -----
                   Deferred Income Taxes (Note 3)                   -----

                   Total Actual Rate Base                          $
                                                                    =====
         (3) Where:

             "Overall Return Rate" shall mean the total return rate reflected in WIC's rates.

             "Gross Plant Balance" shall mean the book value, prior to depreciation, of the Compression Facilities .

             "Gross Depreciable Plant Balance" shall mean the book value of depreciable assets, prior to depreciation of the Compression Facilities .

             "Depreciation Reserve Balance" shall mean the total previous accumulated balance of depreciation at the beginning of the Lease Computation Period based on WIC's approved transmission function Depreciation Rates or WIC's currently effective transmission function Depreciation Rate as reflected in WIC's jurisdictional rates.

             "Deferred Income Taxes" shall mean WIC's Federal and State income tax rates as reflected in WIC's currently effective jurisdictional rates, multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

             "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 6.1 and 6.2 of this Agreement.

             "Depreciation Rate" shall mean WIC's approved transmission function depreciation rate as used in the computation of WIC's approved jurisdictional rate.

                                                                     Exhibit D-1


                     BEFORE THE PUBLIC UTILITIES COMMISSION
                            OF THE STATE OF COLORADO

                                  * * * * *

APPLICATION  OF PUBLIC  SERVICE  COMPANY  )
OF  COLORADO  FOR (1) A  CERTIFICATE  OF  )
PUBLIC  CON-VENIENCE  AND  NECESSITY  TO  )
CONSTRUCT  AND  OPERATE A 53-MILE  LONG,  )
24-INCH  DIAMETER  NATURAL GAS  PIPELINE  )
AND  APPURTENANT   FACILITIES  FROM  ITS  )
EXISTING   CHALK  BLUFFS   STATION  NEAR  )
ROCKPORT,       COLORADO      TO      AN  )
INTERCONNECTION   WITH   ITS   EXIS-TING  )
24-INCH  PIPELINE  LOCATED  ADJACENT  TO  )
THE  FORT ST.  VRAIN  POWER  PLANT  NEAR  )
PLATTEVILLE,                   COLORADO;  )
(2) AUTHORIZATION     TO    SELL    SUCH  )            DOCKET NO.  97A - ____G
FACILITIES,  ONCE  CONSTRUCTED,  TO WYCO  )
DEVELOP-MENT   LLC  AND  TO  IMMEDIATELY  )
LEASE  SUCH   FACILITIES  BACK  UNDER  A  )
LONG-TERM   LEASE;   (3) A   DECLARATORY  )
RULING  THAT WYCO  DEVELOPMENT  LLC WILL  )
NOT BE A  PUBLIC  UTILITY;  AND (4) SUCH  )
OTHER   AND   FURTHER   RELIEF   AS  THE  )
COMMISSION MAY DEEM NECESSARY.            )
                                          )
                                          )
                                          )
                                          )
----------------------------------------------------------------------

                                   APPLICATION
----------------------------------------------------------------------

      Pursuant to Sections 40-3-101(2) and 40-5-101, C.R.S., and Rule 55 of the Commission's Rules of Practice and Procedure, Public Service Company of Colorado ("Public Service" or "Company"), by and through its undersigned attorney, hereby respectfully requests an Order from the Commission granting Public Service a Certificate of Public Convenience and Necessity ("CPCN") authorizing it to construct and operate an approximately 53-mile-long,

24-inch diameter natural gas pipeline and appurtenant facilities proposed to be located along the northern Colorado Front Range (hereinafter referred to as the "Front Range Pipeline"), as more fully described herein. Public Service further requests pursuant to sections 40-5-105, C.R.S., and Rule 55 of the Commission's Rules of Practice and Procedure, that the Commission authorize the transfer of the Front Range Pipeline upon the completion of construction through a sale and lease back arrangement with WYCO Development LLC ("WYCO Development"), a Colorado limited liability company owned 50 percent by an affiliate of Public Service and 50 percent by an affiliate of Colorado Interstate Gas Company ("CIG"). Specifically, Public Service requests authorization to sell the Front Range Pipeline to WYCO Development and immediately thereupon to lease the Front Range Pipeline back from WYCO Development pursuant to a 30-year lease.

     Public Service requests that the Commission issue the relief sought herein without formal hearing in accordance with sections 40-6-109(5), C.R.S., and Rule 24 of the Commission's Rules of Practice and Procedure. Public Service further requests, if the Commission determines that a hearing is required, that the matter of this Application be heard in the first instance by the Commission and that the Commission issue a final order in this proceeding on or before May 22, 1998, in order to permit sufficient time for the Front Range Pipeline to be constructed and placed in service by November 1, 1998, in time for the 1998-1999 winter heating season. In support of this Application and to facilitate such requested expedited treatment, Public Service is submitting its direct testimony and exhibits along with this Application. Direct testimony by the following witnesses is being submitted on behalf of Public Service: Mr. Kurt Haeger, Gas Planning and Supply Manager, Ms. Susan Arigoni, Director, Gas Planning, Marketing and Supply, and Mr. Fredric C. Stoffel, Director, Electric Retail and Gas Services.

     As grounds for this Application, Public Service states as follows:

      1. Name and Address of Applicant.

                       Public Service Company of Colorado
                       1225 17th Street
                       Denver, CO  80202-5533

Public Service is a Colorado corporation in good standing. A copy of Public Service's Restated Articles of Incorporation is on file with the Commission.

      2. Public Service Representatives. The names, addresses and telephone numbers of Public Service's representatives upon whom all notices, pleadings, correspondence, and other documents regarding this Application should be served are as follows:

                        Fredric C. Stoffel
                        Director, Electric Retail and Gas Services
                        New Century Services, Inc.
                        1225 17th Street, Suite 1000
                        Denver, CO 80202-5533
                        Telephone: (303) 294-2013

                        James D. Albright
                        Associate General Counsel
                        New Century Services, Inc.
                        1225 17th Street, Suite 600
                        Denver, CO   80202-5533
                        Telephone:  (303) 294-2753

      3. Agent for Service of Process.

                        Paul J. Bonavia
                        Senior Vice President and General Counsel
                        Public Service Company of Colorado
                        1225 17th Street, Suite 900
                        Denver, CO 80202-5533

      4. Description of Public Service. Public Service is an operating public utility engaged, inter alia, in the purchase, distribution, sale and transportation of natural gas in the State of Colorado. Public Service is a public utility as defined in sections 40-1-103, C.R.S., and is subject to the jurisdiction of The Public Utilities Commission of the State of Colorado.

Public Service is a wholly-owned subsidiary of New Century Energies, Inc., which is a registered public utility holding company under the federal Public Utility Holding Company Act. The names and positions of the officers of Public Service and its directors are included herein as Exhibit A.

      5. Existing Gas Service Areas and Operations. Public Service provides natural gas sales and transportation service throughout various portions of the State of Colorado, including areas in and along the Front Range from Fort Collins to Pueblo, in the Mountain Area from Grand Lake to Vail and continuing south to the Durango/Bayfield area, and in Western Colorado from Grand Junction north to Steamboat Springs and east to Vail. As related to this Application, Public Service provides natural gas distribution service in and around the greater Denver metropolitan area, from communities such as Highlands Ranch and Parker, to the south, and communities such as Boulder, Longmont and Fort Collins, to the north. Public Service also provides transportation and backup sales service to Greeley Gas Company, a division of Atmos Energy Corporation ("Greeley Gas") in and around portions of Weld County, Colorado. The gas supplies used to serve these and other communities are received into Public Service's delivery system (i) primarily from various interconnections with CIG, such as the Ault, Greeley, Fort Lupton, East Denver and Whispering Pines town border stations, (ii) directly from Colorado producing fields in the Denver-Julesburg Basin ("DJ Basin") at the tailgate of several gas processing plants located northeast of Denver, and (iii) from a host of interstate natural gas pipelines whose facilities intersect at and around Public Service's Chalk Bluffs compression and measurement facilities ("Chalk Bluffs Station"), located just south of the Colorado-Wyoming state line near Rockport, Colorado. Due to the confluence of pipelines located at or near the Chalk Bluffs Station, Public Service and its transportation customers have potential access at this point to Colorado Interstate Gas Company ("CIG"), Wyoming Interstate Company, Ltd. ("WIC"), Williams Natural Gas Company ("Williams"), Trailblazer Pipeline Company ("Trailblazer"),

KN Interstate Gas Transmission Company ("KNI") and WestGas InterState, Inc. ("WGI"). A map of Public Service's existing service areas and facilities along the Front Range of Colorado, and the location of the proposed Front Range Pipeline in relation thereto, is attached hereto as Exhibit B.

      6. Certificate of Public Convenience and Necessity and Orders Requested. Complete descriptions of the CPCN and the other orders, authorizations and approvals sought by Public Service herein are as follows:

            (a) Public Service requests an Order from the Commission issuing a CPCN authorizing Public Service to construct and operate as an integral part of its local distribution system approximately 53 miles of 24-inch diameter natural gas pipeline and appurtenant facilities, referred to herein as the Front Range Pipeline. The Front Range Pipeline will extend from Public Service's Chalk Bluffs Station located in Section 5, Township 12 North, Range 66 West, Weld County, Colorado, south to Public Service's existing 24-inch diameter pipeline located at the Fort St. Vrain valve set in Section 15, Township 3 North, Range 76 West, Weld County Colorado. From the Chalk Bluffs Station, the proposed pipeline will be routed south in the center-to-western half of Range 66 West for approximately 35 miles until the line is just north and west of the City of Greeley. The pipeline will then be routed slightly to the west and south, passing out of Range 66 West and into Range 67 West in the south half of Township 5 North. The pipeline will then be routed just east of the Town of Milliken and west of the Town of Windsor, passing to the west of the Fort St. Vrain Power Plant until the pipeline terminates at the existing Fort St. Vrain valve set. The pipeline will also interconnect with Public Service's existing Ault, Fossil Creek and Mead pipelines. The proposed construction will include all necessary metering, controlling, treating and other equipment and facilities necessary to tie the Front Range Pipeline into Public Service's existing system and to safely integrate it into Public Service's gas utility operations. Public

Service anticipates the total cost of construction will be approximately $25,107,000. An estimate of the cost of the Front Range Pipeline is attached as Exhibit C.
            (b) Public Service also requests an Order from the Commission authorizing the transfer of the Front Range Pipeline, upon completion of construction, by sale from Public Service to WYCO Development and the subsequent immediate transfer of the Front Range Pipeline by lease from WYCO Development back to Public Service. Section 40-5-105, C.R.S. requires Commission authorization of any transfer of a public utility asset by sale, assignment or lease, other than in the ordinary course of business. A copy of the Purchase and Sale Agreement is attached hereto as Exhibit D and a copy of the Lease Agreement is attached hereto as Exhibit E.
                  (1) WYCO Development is a Colorado limited  liability  company which was recently formed as a part of an alliance between Public Service and CIG to participate jointly in the prospective development of pipeline projects necessary to provide additional capacity to serve new market growth in the Colorado Front Range. WYCO Development is owned 50 percent by NC Enterprises, Inc., a wholly-owned subsidiary of New Century Energies, Inc. and an affiliate of Public Service, and 50 percent by CIG Gas Supply Company, an affiliate of CIG. The alliance between Public Service and CIG is discussed more fully in the direct testimony of Public Service witness Susan Arigoni, attached hereto. Under the terms of the alliance, and provided that all necessary regulatory approvals of the sale and leaseback transactions are obtained from this Commission, the Federal Energy Regulatory Commission and the Securities and Exchange Commission, Public Service's affiliate and CIG's affiliate will each own a 50 percent membership interest in WYCO Development, which will be the title holder of the investment in the Front Range Pipeline and other proposed pipeline projects.
                  (2) The  purchase  price  to be paid  by WYCO  Development  to
Public Service for the Front Range Pipeline will be based on the actual total cost incurred by Public

Service to construct the Front Range Pipeline, as accounted for in accordance with the Gas Plant Instructions of the Uniform System of Accounts, 18 C.F.R.
Part 201, plus an allowance for funds used during construction. In connection therewith, Public Service requests that the Commission's Order provide that the investment made by Public Service in the Front Range Pipeline be accounted for and maintained in the Company's construction work in progress account, such construction work in progress to have capitalized cost of money added to it on a monthly basis in an amount equal to Public Service's then authorized rate of return on rate base during the period of time when the pipeline is under construction and prior to the time that the pipeline is placed into service.
                  (3) The initial term of the lease is 30 years.  After the term expires, the Front Range Pipeline will be sold to Public Service at its net book value. Under the lease, Public Service will have the same possessory and operational rights and duties that it would have if it owned the Front Range Pipeline outright. Public Service will be responsible for all of the operation, maintenance and repair of the facilities. The lease payments will be based upon and will track the depreciation rates, rate of return on rate base, capital structure, and income tax factors used to develop Public Service's Commission-authorized gas service rates and will be structured so as not to exceed the cost of service effect that Public Service would have realized had the Front Range Pipeline always been included in rate base. Thus, the sale/leaseback arrangement is designed to have absolutely no adverse customer impacts. In fact, Public Service's customers will be economically neutral to this arrangement.
            (c) In addition to approval of the proposed sale/leaseback transactions, Public Service requests that the Commission declare in its Order that WYCO Development will not be a public utility under sections 40-1-103(1), C.R.S., by virtue of its ownership interest in the Front Range Pipeline. Under the proposed agreements and transactions covering the Front Range Pipeline, WYCO Development is merely a holder of an investment in a public utility asset, and is akin to a financial institution or other mortgage holder. Inasmuch as the construction, operation, custody and control of the Front Range Pipeline will remain in Public Service, a natural gas public utility over which the Commission has full and continuing regulatory jurisdiction, there is no basis upon which to assert jurisdiction over WYCO Development. Public Service will construct the Front Range Pipeline and own it during construction. Public Service will operate and maintain the pipeline along with its other local distribution system facilities over which the Commission has jurisdiction. And finally, Public Service will provide Commission-jurisdictional gas sales and transportation services utilizing the Front Range Pipeline pursuant to its Colorado PUC No. 6-Gas Tariff.
                  (1) The Commission has previously disclaimed jurisdiction over entities holding title to public utility facilities in similar circumstances. In Decision No. C95-520, the Commission issued its "Decision Granting Petition for Declaratory Relief," wherein it declared that Walden Capital Leasing Corporation ("WCLC"), a non-profit corporation which was created by the Town of Walden, a statutory municipality, to finance the construction of a natural gas pipeline and the transfer of certain gas distribution facilities from Rocky Mountain Natural Gas Division of KN Energy, Inc. was not a public utility. In disclaiming jurisdiction over WCLC, the Commission found as follows:

            Although WCLC will hold contract and legal title to the distribution system and interconnecting pipeline, the petition points out that it will do so only as a financing agent for Walden. Walden itself will operate and maintain the public utility facilities, and will be the entity providing service to the public.
                  . . . We agree  with the  petition  that WCLC as
            the  "passive  investor"  holding  bare legal title to
            the subject  assets should not be found to be a public
            utility subject to our authority.1
Like WCLC, WYCO Development will merely be a "passive investor," "holding bare legal title" to the Front Range Pipeline. Unlike that case, however, where the operating utility was
-----------------
1     Decision No. C95-520 at p. 5P.P. 7-8 (emphasis in original).

a municipality exempt from the Commission's jurisdiction, the Commission here will retain the full extent of its jurisdiction over the operating public utility even if it disclaims jurisdiction over the nominal title holder.
                  (2) In a similar case in Decision No. C91-1729, the Commission approved the transfer of numerous electric generating and transmission assets formerly owned by Colorado-Ute Electric Association, Inc., through its trustee in bankruptcy, to Public Service, Tri-State Generation and Transmission Association, Inc. ("Tri-State"), and Pacificorp Electric Operations, Inc. ("Pacificorp"). While the Commission already had regulatory jurisdiction over Public Service and Tri-State before the transfer, it did not previously regulate Pacificorp. The Commission found that simple ownership in the public utility assets, without more, did not invoke Commission jurisdiction over Pacificorp:
"Pacificorp does not propose to serve any customers in the state of Colorado by generating, transmitting or distributing electricity to them. Under such circumstances, Pacificorp is not a public utility within the meaning of section 40-1-103(2)(a), C.R.S. (1984 Repl. Vol.)."2 Accordingly, the Commission should disclaim jurisdiction over WYCO Development in its Order approving the proposed sale/leaseback transactions.
            (d) Public Service seeks authority to commence construction by May 23, 1998, so that it may complete construction of the Front Range Pipeline and place it into service by November 1, 1998, in time for the 1998-1999 winter heating season. The pipeline needs to be completed and in service on or before November 1, 1998 so that sales customers of Public Service, as well as its transportation customers, may make gas supply arrangements for the winter season which realize the numerous benefits from the additional system flexibility created by the Front Range Pipeline. The Company anticipates that construction of the Front Range Pipeline will require approximately five to six months from the date of Commission authorization. A Commission Order issued any later than May 22, 1998 will
-----------------
2     Decision No. C91-1729 at p. 7, P.  7.

provide a significant degree of uncertainty for both Public Service and its transportation customers when entering into supply and transportation contracts with producers and upstream transportation providers to meet their 1998-1999 winter energy needs. Consequently, Public Service respectfully requests that the Commission issue an Order granting the above-requested approvals no later than May 22, 1998.
            (e) In  addition,  Public  Service  asks for such other and  further
Orders as may be necessary or desirable in order to permit Public Service to construct the Front Range Pipeline and place it in service by November 1, 1998.
      7. Type of Utility Service to be Rendered. Public Service, upon receipt of a Commission Order approving the requests herein, will operate the pipeline as part of its integrated local distribution system, and as such, will use the pipeline to receive gas into its distribution system from various interstate pipelines for system supply and on behalf of its transportation customers. In addition, Public Service anticipates using the Front Range Pipeline to transport, through backhaul or displacement, gas which is received from the DJ Basin and other points for delivery into interstate pipelines at the Chalk Bluffs Station and destined to off-system markets. Such transportation will be performed pursuant to a limited-jurisdiction certificate issued by the FERC in Docket No. CP92-633,3 authorizing Public Service, as a Hinshaw pipeline, to engage in transportation in interstate commerce in the same way and to the same extent as intrastate pipelines pursuant to secton 311(a) of the Natural Gas Policy Act of 1978.
      8. Financial Statements. In accordance with Rule 55(c) (5), attached hereto as Exhibit F are the Balance Sheet, Income Statement, and Statement of Retained earnings of Public Service Company of Colorado as of September 30, 1997.
      9. Proposed Tariff or Rates. Public Service is not requesting any rate adjustments or proposing any special rate or tariff for this project at this time. The Company
-------------------
3     Public Service Co. of Colorado, 61 FERCP. 62,1012 (1992).
      ------------------------------
                                      -10-
will include the annual lease costs of the Front Range Pipeline with its overall natural gas distribution system costs that are allocated to all customers in its next gas rate case. As Public Service has done with similar facilities and CPCN requests, Public Service is deferring other cost allocation and rate design issues to the Company's next general rate proceeding before the Commission. The estimated impact of inclusion of the Front Range Pipeline lease costs on Public Service's customers is detailed in the attached Exhibit G.
      10. Other Public Utilities. Applicant is aware that other public utilities are currently operating near the proposed pipeline; however, Applicant is not aware of other state-regulated utilities that will be providing similar service as that proposed by Applicant, i.e., high pressure pipeline service, with interconnections to and from various interstate pipelines and interconnections with Public Service's current distribution system. Applicant is aware of the pipeline proposal of KN Wattenberg Transmission Limited Liability Company ("KN Wattenberg"), currently pending before the Federal Energy Regulatory Commission ("FERC") in Docket No. CP98-49, in which this Commission has filed its own motion to intervene.
      11. Public Convenience and Necessity Requirements. The public convenience and necessity require the construction and operation of the proposed Front Range Pipeline by Public Service for the following reasons:
            (a) As explained in detail in the direct testimony of Public Service witness Haeger, the Front Range Pipeline is the natural final leg of the numerous gas system projects undertaken by Public Service under its long-term facility plan and will provide much-needed delivery capacity and supply access to the Colorado Front Range market commencing in the 1998-1999 winter season and well into the next century. The Front Range Pipeline will provide additional supply access and operational benefits to Public Service's sales and transportation customers, while relieving a transportation bottleneck between major interstate pipelines at the Chalk Bluffs Hub and Public Service's distribution territory in the Denver metropolitan area.
            (b) As previously presented in evidence offered by Public Service in support of its request in Docket No. 95A-169G for a CPCN for the 24-inch Fort St. Vrain Pipeline, "Phase I" of the Front Range Pipeline project, the Front Range Pipeline is necessary to provide supply transportation alternatives and to access additional gas supply sources. The total overall pipeline project was to encompass a 24-inch pipeline originating from the Chalk Bluffs Station, to the north, and terminating at an interconnection with Public Service's distribution system, to the south, at the Tri-Town valve set located between Fort Lupton and Frederick. The first phase of the project, the Fort St. Vrain Pipeline extending from the Tri-Town valve set to the Fort St. Vrain valve set, was approved by the Commission in Decision No. C95-636. In granting the CPCN to Public Service in that proceeding, the Commission addressed the second phase of the project, finding that "the future extension of the pipeline north to the Chalk Bluffs Hub will allow the Company to directly access several interstate pipelines and the gas supply sources connected to those pipelines to serve its natural gas customers along the Front Range." Referencing the overall pipeline project, the Commission further found that "the pipeline will allow Public Service to access natural gas supplies from new sources. This increased diversity of gas supplies will likely benefit both electric and gas customers."
            (c) The  population  and  economy  of the Front  Range of  Colorado, including the various cities and towns therein, are growing at a rapid pace. Consequently, the peak day demand and annual consumption of natural gas on Public Service's system has been increasing at a steady rate. Market forecasts indicate that the growth along the Front Range will continue to increase into the foreseeable future.
            (d) The  present  distribution  facilities  of  Public  Service  are limited in their ability to serve Public Service's growing market along the Front Range and in their ability to receive natural gas from interstate pipelines other than CIG. The construction of the Front Range Pipeline will enable Public Service to expand its delivery capacity and provide additional supply access to the Chalk Bluffs Hub, which is a major confluence of several interstate pipelines near Rockport, Colorado. This will provide both Public Service and its customers access to these other pipelines and, therefore, to natural gas supplies in many production areas and supply basins in the Rocky Mountain Region. This improved access should lead to lower priced supplies becoming available to the Front Range market. The Front Range Pipeline will be desirable and beneficial to Public Service's existing customers in the near future, when Public Service and other Colorado utilities commence implementation of their plan to unbundle natural gas rates and allow residential and commercial customers the opportunity to choose among natural gas suppliers. The Front Range Pipeline will provide enhanced access advantage to Public Service's customers in the evolving unbundled and deregulated environment.
            (e) There are a considerable number of interstate pipelines standing ready to provide  access to  upstream  gas  supplies  to Public  Service and its customers at the Chalk Bluffs Hub. As stated above, CIG, WIC, Williams, KNI, Trailblazer and WGI are interstate pipelines that currently have interconnections at Chalk Bluffs. Public Service's ability to receive gas from these pipelines is currently provided by a single 8-inch pipeline that has capacity to transport very limited quantities of natural gas. The addition of the 24-inch Front Range Pipeline will further develop Chalk Bluffs into a major "market area" where buyers and sellers of natural gas meet and enter into transactions, which should provide benefits to all Public Service customers. In addition, Public Service's existing transportation customers have expressed interest and/or made requests for the change of their existing receipt points on Public Service's distribution system to Chalk Bluffs. As discussed above, Public Service currently does not have available capacity to provide for such requested changes in receipt points.

            (f) The peak day capacity of the proposed Front Range Pipeline is approximately 269,000 Dth per day. Because of the rapid growth in the Front Range, Applicant anticipates that this initial capacity will be fully utilized by shifting gas supply purchases of 75,000 Dth per day to Chalk Bluffs, increased annual system peak day growth of 200,000 Dth per day in the next few years and finally by transportation customers requesting shifts in their transportation receipt points to Chalk Bluffs. This utilization is described in more detail in Witness Haeger's testimony.
            (g) Public Service has considered alternatives to the proposed Front Range Pipeline to determine if equivalent capacity could be obtained in another form. Based on this review, Public Service has determined that optimal benefits are provided by building the Front Range Pipeline project and extending the Public Service city-gate to the Chalk Bluffs Hub. One current alternative reviewed was potential utilization of the proposed KN Wattenberg "Front Runner Pipeline." Utilization of this alternative would provide additional capacity to the Front Range Market, but would not provide commensurate benefits provided by Public Service's Front Range Pipeline project. Disadvantages of the Front Runner Pipeline option include higher costs based on its higher investment requirement for virtually the same capacity, KN Wattenberg's existing rates, the problem of rate stacking, restrictions on movement of the city gate, and increased administrative burden in nomination and scheduling by the addition of an intervening third party pipeline.
            (h) The repowering of Fort St. Vrain has been determined to be necessary for Public Service to meet the forecasted demand of its electric customers. The second phase of the Front Range Pipeline project will continue to enhance supply options for Fort St. Vrain to source both fuel and capacity needed to generate electricity required by Public Service's electric customers.
            (i) The completion of the second phase of the Front Range Pipeline project will offer Public Service additional options for the provision of natural gas sales and transportation service to the Front Range Market. The Front Range Pipeline reinforces Public Service's delivery system that serves Fort St. Vrain and other Public Service customers. The diversity of gas supplies that can be accessed will increase the reliability of Public Service's distribution system while allowing more competitive gas supply choices for Public Service and its customers.
            (j) The Front Range Pipeline project via an alliance with CIG will prevent duplicative facilities and result in a facility that can meet current and future needs. Public Service plans to use a combination of existing electric transmission and pipeline rights-of-way in routing the pipeline between Chalk Bluffs and Fort St. Vrain. To minimize customer impacts and costs, the construction of one pipeline sufficient to serve the needs of Public Service and its market is in the public interest from both an economic and environmental standpoint.
      12. Environmental Concerns and Compliance. Necessary permits have been applied for and the required studies are either complete or are in the process of being completed. The pipeline route has been selected with a view toward minimizing environmental impacts. As indicated above, Public Service plans to use a combination of existing electric transmission and pipeline rights-of-way in routing the pipeline between Chalk Bluffs and Fort St. Vrain. In addition, the construction schedule is being planned so as to prevent interference with critical wildlife activities. The project is being designed and will be constructed and operated so as to prevent any adverse environmental consequences. In addition, natural gas supply provided by this project is a clean burning energy source with adequate regional supply availability that will promote both a cleaner environment and energy independence.
      13. Qualifications of Public Service. Public Service has provided gas service in the State of Colorado for over 120 years and is the largest gas utility in the state. Public Service employs highly skilled and experienced personnel to manage the construction and operations of its natural gas pipeline systems. Public Service is able, financially and operationally, to construct and operate the Front Range Pipeline.
      14. Related Agreements. The following agreements will be executed by Public Service and WYCO Development upon the completion of the construction of the pipeline and the receipt of all necessary regulatory approvals:
            (a) Front Range Pipeline Purchase and Sale Agreement. This agreement will be entered into by and between Public Service and WYCO Development upon completion of construction of the Front Range Pipeline by Public Service and the receipt of all necessary regulatory approvals. The agreement provides for the terms of the sale of the Front Range Pipeline from Public Service to WYCO Development. This agreement is attached hereto as Exhibit D.
            (b) Lease Agreement. This agreement, attached hereto as Exhibit E, will be entered into by and between Public Service and WYCO Development at the same time the purchase and sale agreement is executed and will provide for the terms of the 30-year lease of Front Range Pipeline from WYCO development to Public Service. The lease also sets forth the duties and obligations of each party with respective to the operation and maintenance, accounting and lease payments.
      15. Place of Hearing. In the event a hearing is deemed necessary by the Commission, Public Service requests that it be held in one of the Commission's hearing rooms in Denver, Colorado. If there are no protests or interventions, or if such protests or interventions are insubstantial, Public Service requests the Commission decide this matter without a hearing.
      16. Public Service understands that the mere filing of this Application does not, by itself, constitute authority to operate, and that any sums expended by Public Service prior to Commission authorization are at the risk of Public Service.

      17. Upon the issuance of the authority sought herein, Applicant states that it will operate the pipeline in accordance with all applicable Commission Rules and Regulations.
      WHEREFORE, Public Service Company of Colorado respectfully requests that the Commission: (i) set this matter for expedited procedure pursuant to section 40-6-109(5), C.R.S. and, if the matter is to be heard, to hear the matter itself and issue an order thereon by May 22, 1998; (ii) grant Public Service a certificate of public convenience and necessity authorizing Public service to construct and operate the Front Range Pipeline; (iii) approve the transfer of the Front Range Pipeline by sale from Public Service to WYCO Development and the transfer back to Public Service by lease from WYCO Development; (iv) enter its order providing for the requested treatment of investment in the construction work in progress account, including capitalized cost of money; (v) issue a declaratory ruling that WYCO Development will not be a public utility by virtue of its nominal ownership interest in the Front Range Pipeline; and (vi) enter its further or different orders or authorizations as may be necessary or desirable in connection herewith.
      Dated at Denver, Colorado this 23rd day of December, 1997

                                   Respectfully submitted,



                                   By: __________________________
                                       James D. Albright, #18685
                                       Associate General Counsel
                                       New Century Services, Inc.
                                       1225 17th Street, Suite 600
                                       Denver,  CO  80202-5533
                                       Telephone number:  (303) 294-2753

                                   ATTORNEY FOR
                                   PUBLIC SERVICE COMPANY OF COLORADO

                                                                    Exhibit H

              Exhibit H - Proposed Form of Federal Register Notice


New Century Energies, Inc., et al.  (70-[____])

         New Century Energies, Inc. ("NCE"), 1225 17th Street, Denver, Colorado 80202-5533, a registered holding company, its electric utility subsidiary, Public Service Company of Colorado ("PSCo"), 1225 17th Street, Denver, Colorado 80202-5533, and its non-utility subsidiary, NC Enterprises, Inc. ("Enterprises"), 1225 17th Street, Denver, Colorado 80202-5533 (collectively, the "Applicants"), have filed an application or declaration under sections 9(a), 10, 12(b) and 12(f) of the Act and rules 43, 45, and 54 under the Act.

         The Applicants request approval for various transactions relating to the sale and leaseback by PSCo of a newly constructed approximately 53-mile, 24-inch diameter, natural gas pipeline that is designed to transport natural gas from a point of interconnection with PSCo's existing measurement and compression facilities located just south of the Colorado-Wyoming border near Rockport, Colorado, to an interconnection with PSCo's existing 24-inch diameter pipeline near PSCo's Ft. Vrain generating station (the "Front Range Pipeline"). The estimated cost of construction of the Front Range Pipeline is $25.1 million. PSCo is seeking a certificate of public convenience and necessity from the Colorado Public Utilities Commission ("CPUC") to construct the Front Range Pipeline. Subject to receipt of the CPUC order, PSCo intends to commence construction of the new pipeline with a view to completing construction and placing the facility in service by November 1, 1998 in time for the 1998-99 winter heating season.

         In addition to PSCo's construction of the Front Range Pipeline, Wyoming Interstate Company ("WIC"), an interstate natural gas pipeline and certain of its affiliated companies, have agreed to construct certain facilities, including new compression facilities and later, market conditions permitting, an approximately 100-mile, 16-inch diameter, pipeline (collectively, the "Powder River Lateral Expansion") which will provide additional transportation capacity from Wyoming producing basins into the Rockport, Colorado area. The Front Range Pipeline and Powder River Lateral Expansion together will increase transportation capacity into PSCo's natural gas service area and will provide PSCo and its transportation customers with improved access to upstream suppliers of natural gas in production areas and supply basins in the Rocky Mountain Region.

         In order to coordinate and jointly manage the development of the Front Range Pipeline and Powder River Lateral Expansion projects, it is proposed that Enterprises and CIG Gas Supply Company ("CIGGS"), an affiliate of WIC, will organize and acquire the membership interest of WYCO Development LLC ("WYCO"), a special purpose non-utility limited liability company to be formed by Enterprises and CIG. Enterprises and CIG will each own 50% of the membership interests of WYCO. WYCO proposes to purchase the Front Range Pipeline, upon completion, from PSCo and the Powder River Lateral Expansion, upon completion, from WIC and simultaneously enter into 30-year lease agreements with PSCo and WIC pursuant to which the completed facilities would be leased back to PSCo and WIC, respectively. The facilities would be purchased by WYCO for an amount equal to the total cost incurred by PSCo and WIC, plus an allowance for funds used during construction.

         Lease payments under the facility leases will be cost-of-service based, and will be calculated annually using rates of return, depreciation and income tax factors authorized by the CPUC (in the case of the PSCo lease) and the Federal Energy Regulatory Commission (in the case of the WIC lease). Each lease will be a net lease under which PSCo and WIC, as the case may be, will be solely responsible for operations, maintenance, repair, taxes and other costs of the leased facilities.

         Initially, all of the funds required by WYCO to purchase the completed facilities will be supplied by Enterprises and CIG, respectively. In the future, it is contemplated that WYCO may seek to refinance a portion of the cost of the facilities with the proceeds of borrowings. WYCO would report the issuance of any such debt securities (and any guaranty thereof by Enterprises) pursuant to rule 52(b) under the Act on Form U-6B-2.